     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1997



                                                      REGISTRATION NO. 333-23599

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 RES-CARE, INC.
             (Exact name of registrant as specified in its charter)

                     KENTUCKY                                           61-0875371
  (State or other jurisdiction of incorporation)           (I.R.S. Employer Identification No.)

                            10140 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 394-2100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RONALD G. GEARY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 RES-CARE, INC.
                            10140 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 394-2100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:

                   HENRY D. KAHN                                  F. MITCHELL WALKER, JR.
              PIPER & MARBURY L.L.P.                              BASS, BERRY & SIMS PLC
              36 SOUTH CHARLES STREET                              FIRST AMERICAN CENTER
             BALTIMORE, MARYLAND 21201                          NASHVILLE, TENNESSEE 37238
                  (410) 539-2530                                      (615) 742-6200

                             ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              ------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 15, 1997

PROSPECTUS

                                2,591,000 SHARES


                               RES-CARE LOGO HERE

                                  COMMON STOCK


     Of the 2,591,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Res-Care, Inc. (the "Company"), and 1,091,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."



     The Company's Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "RSCR." On April 14, 1997, the last reported sale price for the Company's Common Stock as quoted on the Nasdaq National Market was $16.125 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                                                                   PROCEEDS TO
                                PRICE TO             UNDERWRITING           PROCEEDS TO              SELLING
                                 PUBLIC              DISCOUNT(1)             COMPANY(2)            SHAREHOLDERS

--------------------------------------------------------------------------------

Per Share..............            $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------
Total(3)...............            $                      $                      $                      $
==================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $450,000 payable by the Company.


(3) The Company has granted to the Underwriters an over-allotment option to purchase up to 388,650 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $          , the total
    Underwriting Discount will be $          , and the total Proceeds to Company
    will be $          . See "Underwriting."


                             ----------------------

     The shares of Common Stock are offered, subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be
available for delivery on or about             , 1997.

                             ----------------------

                               Underwriters List

                                           , 1997

            Facilities and programs in operation and under contract

                                 Res-Care LOGO

                                  RES-CARE MAP

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMPANY'S COMMON STOCK, INCLUDING STABILIZATION AND SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information, including "Risk Factors," and supplemental and historical consolidated financial statements and notes thereto appearing elsewhere herein or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus gives effect to the 3-for-2 stock split effected June 4, 1996 and the acquisition of the partnership interests in Premier Rehabilitation Centers in January 1997 in a transaction accounted for as a pooling-of-interests, and assumes that the Underwriters' over-allotment option is not exercised. Unless the context suggests otherwise, references in this Prospectus to "Res-Care" or the "Company" include Res-Care, Inc. and its subsidiaries.

                                  THE COMPANY

     Res-Care is a leading provider of residential, training, educational and support services to populations with special needs, including persons with developmental and other disabilities and at-risk and troubled youths. The services provided by the Company have historically been provided by state and local government agencies and not-for-profit organizations. The Company's programs include an array of services provided in both residential and non-residential settings for adults and youths with mental retardation or other developmental disabilities ("MR/DD") and disabilities caused by acquired brain injury ("ABI"), and youths who have severe behavioral disorders, who are from disadvantaged backgrounds or who have entered the juvenile justice system.

     Since September 30, 1992, the Company has experienced significant growth in the number of persons served, revenues and operating income. At February 28, 1997, Res-Care was providing services to approximately 7,600 persons with special needs compared to approximately 3,300 persons at September 30, 1992, representing a compound annual growth rate of approximately 21%. Res-Care currently provides services to approximately 5,000 persons with disabilities in larger facilities, group homes, personal residences or other community-based programs in 17 states and to approximately 2,600 at-risk and troubled youths in federally-funded Job Corps centers and juvenile treatment programs operated for state and local agencies in seven states and Puerto Rico. The Company's revenues and operating income have increased from $90.8 million and $4.9 million for the year ended December 31, 1992 to $224.3 million and $15.9 million for the year ended December 31, 1996, representing compound annual growth rates of approximately 25% and 34%, respectively.

     There is a growing trend throughout the United States toward privatization of social services functions for special needs populations as governments of all types face continuing pressure to control costs and improve the quality of services. The markets for services for special needs populations in the United States are large, growing and highly fragmented as evidenced by the following industry estimates:

     - Approximately 1.6% of the nation's population, or 4.2 million persons, have some level of developmental disability to the extent that professional services are required throughout their lives;

     - Funding for MR/DD services totaled approximately $23.0 billion in 1996;

     - Over 4,000 providers of MR/DD services operate over 10,000 facilities and programs;

     - In 1994, an estimated 2.7 million juvenile arrests accounted for 19% of all arrests and 35% of all property crime arrests;

     - The number of youths in the United States between the ages of 14 and 17 years, the highest risk juvenile group, is expected to increase 20% from 14 million in 1994 to 17 million in 2005;

     - Reports of child abuse and neglect have grown 45% from 2.0 million in 1985 to 2.9 million in 1993; and

     - Most of the estimated 6,000 residential youth services providers are small and operate in limited geographic areas.

The Company believes it has significant opportunities to participate in the growth and consolidation of these markets because of its quality programs and operating systems, its financial strength, the economies of scale it can achieve and its experience working with special needs populations and government agencies.

     Res-Care strives to provide quality and caring services through the operation of efficient and flexible programs. To achieve this goal, the Company's business strategy is based upon the following key elements: (i) continuing to expand upon the Company's leadership position as a provider of disabilities services; (ii) leveraging the Company's 20 years of experience in providing training and support services for disadvantaged youths and other special needs populations to become a leading provider of services to at-risk and troubled youths; (iii) focusing on quality management of existing programs through models of ongoing program evaluation developed by the Company and (iv) implementing and maintaining high quality, cost-effective alternatives to programs operated directly by governmental entities and private agencies by providing proven management systems and procedures that assure efficient application of financial and human resources.

     Res-Care's growth strategy is to (i) pursue acquisitions; (ii) add programs and expand its existing programs in markets in which it currently operates; and
(iii) expand into additional geographic areas in the United States. The markets for the Company's services are highly fragmented, and the Company believes that there are significant opportunities to enhance its market positions through an active acquisition program in the disabilities and at-risk and troubled youths sectors that will enable the Company to expand its operations into new geographic areas, add program offerings and establish new relationships with governmental entities. The Company intends to build upon its established relationships with governmental entities to expand its current programs and obtain contracts for additional programs in existing markets, and to develop new programs in response to societal trends and the needs of governmental agencies. The Company also intends to expand its programs to additional geographic areas which management identifies as having favorable reimbursement and operating environments. Since September 1, 1996, the Company has obtained contracts for or acquired operations of 36 facilities and programs serving approximately 800 persons with developmental and other disabilities and 20 facilities and programs serving approximately 500 at-risk and troubled youths.

     The Company was incorporated in Kentucky in 1974. Its principal executive office is located at 10140 Linn Station Road, Louisville, Kentucky 40223, and its telephone number is (502) 394-2100.

                              RECENT DEVELOPMENTS

     The Company continues to expand its business largely through acquisitions and new contracts for services. The following developments have occurred since September 1, 1996:

     Division for Persons with Disabilities ("DPD")

     - In January 1997, the Company acquired the partnership interests in Premier Rehabilitation Centers ("Premier"), a privately-owned provider of services and support to approximately 77 persons with ABI and related neurological disorders. Premier operates programs in St. Louis, Chicago and Miami and generated annual revenues of approximately $5.9 million for the year ended December 31, 1996.

     - In Ohio, the Company acquired the stock of R.A.I.S.E., a privately-owned corporation that provides an array of supported living and related services to approximately 36 individuals with MR/DD.

     - In New Jersey, approximately 50 individuals with MR/DD have selected the Company to provide supported living services as part of a downsizing plan of a state facility. The Company expects to begin providing these services by mid-1997.

     - In Kansas, the Company acquired a leasehold interest in an 81-bed facility and the stock of Southwind Residential Services, a privately-owned corporation that provides supported living services. The two operations serve a total of approximately 100 individuals with MR/DD.

     - In California, Res-Care assumed the operation of and entered into a one-year lease agreement to provide for the orderly transition and downsizing of Meadowview Park, a 59-bed facility in Orange County, and acquired Casa de Vida, a 99-bed facility in San Luis Obispo. In addition, the Company has entered into an agreement to acquire the operations of four six-bed group homes serving a total of 24 individuals in the Los Angeles area, and was awarded grants for the development of four six-bed group homes and a day program in the Sacramento area.

     - In Texas, the Company acquired the assets of Community Voices, an operator of day programs serving approximately 80 individuals with MR/DD, approximately 40 of whom reside in Res-Care group homes.

     - In Kentucky, the Company purchased the assets of a program serving 128 individuals with MR/DD previously owned by Agape Community Services, a not-for-profit agency.

     - In Florida, the Company entered into a transitional management agreement on an emergency basis to manage the operations of Community Environments, a not-for-profit provider of disabilities services and youth services, with capacity to serve approximately 160 individuals with MR/DD and approximately 15 at-risk youths.

     - In Louisiana, the Company acquired the assets of Gulf States Health, an operator of 14 six-bed group homes in the New Orleans area.

     Division for Youth Services ("DYS")

     - In Colorado, the Company's 80%-owned subsidiary, Youthtrack, Inc. ("Youthtrack"), acquired the operating assets of Community Learning Centers, a not-for-profit operator of community-based facilities and services for troubled youths, serving approximately 400 youths at six residential treatment centers, four medium secure detention centers, four tracker/mentor programs, two proctor parent programs, two day treatment programs and a personalized apartment living program.

     - In Georgia, the Company's wholly-owned subsidiary, Alternative Youth Services, Inc. ("AYS"), entered into a long-term management contract to operate the Georgia Center for Youth, a program offering residential and educational services to up to 60 at-risk youths in a 24-hour residential program on a 160-acre campus and at an alternative school the center operates off-site that also serves additional students referred by the local school district.

     - In Kentucky, AYS acquired the assets of a program previously owned by Community Youth Services, offering residential and educational services to more than 50 at-risk youths in community homes in Louisville, Elizabethtown and Mayfield, Kentucky. In addition, the Company entered into an agreement with the U.S. Department of Labor ("DOL") to perform certain support services at the Great Onyx Job Corps Center, a 214-student center operated by the U.S. Department of the Interior in Mammoth Cave, Kentucky, through October 31, 1997.

     - In New York, the Company was awarded a new contract by the DOL to continue to operate the 250-student South Bronx Job Corps Center, a contract which includes the provision of certain support services at Gateway Job Corps Center, a 224-student center operated by the U.S. Department of the Interior.


                      SUMMARY OF RECENT OPERATING RESULTS



     On April 11, 1997, the Company announced financial results for the first quarter of 1997. Net revenues increased to $64.9 million from $54.1 million for the first quarter of 1996. Net income increased to $2.6 million, or $0.25 per share, compared with $1.9 million, or $0.19 per share, for the prior-year period. These figures give retroactive effect to the acquisition of Premier, effective January 1, 1997, which has been accounted for as a pooling-of-interests. First quarter 1997 results reflect nonrecurring acquisition-related expenses of approximately $149,000 related primarily to the Premier transaction. The results reflect acquisitions and increased reimbursement rates in several states in the Company's Division for Persons with Disabilities and acquisitions in the Company's Division for Youth Services.


                                  THE OFFERING


Common Stock offered by the Company.....................  1,500,000 shares
Common Stock offered by the Selling Shareholders........  1,091,000 shares
Common Stock to be outstanding after the offering.......  11,783,703 shares(1)
Use of proceeds by the Company..........................  To repay amounts outstanding under its revolving credit facility. See "Use of
                                                          Proceeds."
Nasdaq National Market symbol...........................  RSCR


---------------

(1) A Selling Shareholder will exercise options to purchase 225,000 shares and sell a portion of such shares in the offering. Does not include 1,132,017 shares that may be issued upon the exercise of additional options outstanding as of February 28, 1997.

                   SUMMARY SUPPLEMENTAL FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                       YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                           1992       1993       1994       1995       1996
                                          -------   --------   --------   --------   --------
STATEMENT OF INCOME DATA(1):

Net revenues:
  Disabilities services.................  $65,754   $ 88,338   $114,358   $146,062   $181,280
  Youth services........................   25,065     27,534     28,600     31,366     42,985
                                          -------   --------   --------   --------   --------
          Total net revenues............   90,819    115,872    142,958    177,428    224,265
Facility and program expenses:
  Disabilities services.................   57,717     77,309    101,446    129,218    156,657
  Youth services........................   22,220     24,507     25,544     27,529     38,221
                                          -------   --------   --------   --------   --------
          Total facility and program
            expenses....................   79,937    101,816    126,990    156,747    194,878
                                          -------   --------   --------   --------   --------
Facility and program contribution.......   10,882     14,056     15,968     20,681     29,387
Operating expenses......................    6,029      6,481      7,555      9,384     13,500
                                          -------   --------   --------   --------   --------
Operating income........................    4,853      7,575      8,413     11,297     15,887
Income from continuing operations before
  income taxes..........................    4,725      7,870      8,987     12,010     14,961
Income from continuing operations.......    4,309      4,360      5,125      7,311      9,443
Net income(2)...........................    4,809      5,105      6,179     16,558      9,443
Income per share data:
  Income from continuing operations per
     share..............................  $  0.58   $   0.43   $   0.51   $   0.73   $   0.91
  Net income per share(2)...............  $  0.64   $   0.51   $   0.61   $   1.64   $   0.91
  Pro forma net income per share(3).....  $  0.42   $   0.51   $   0.61   $   1.63   $   0.88
Weighted average shares used in per
  share calculations....................    7,461     10,036     10,084     10,093     10,432

                                                          AS OF DECEMBER 31,
                                          ---------------------------------------------------
                                           1992       1993       1994       1995       1996
                                          -------    -------    -------    -------    -------
OPERATING DATA(1):

Disabilities Services:
  Number of facilities and programs.....      132        215        237        264        286
  Contract capacity(4)..................    1,888      2,786      3,040      4,286      5,031
  Persons served........................    1,799      2,624      2,876      4,099      4,899
  Capacity utilized.....................     95.3%      94.2%      94.6%      95.6%      97.4%
Youth Services:
  Number of facilities and programs.....        7          7          7          8         28
  Contract capacity(4)..................    1,880      1,880      1,970      2,500      2,670
  Persons served........................    1,874      1,824      2,000      2,562      2,605
  Capacity utilized.....................     99.7%      97.0%     101.5%     102.5%      97.6%


                                          AS OF DECEMBER 31, 1996
                                          -----------------------
                                                          AS
                                           ACTUAL     ADJUSTED(5)
                                          --------     --------
BALANCE SHEET DATA:

Working capital.........................  $ 23,353     $ 23,353
Total assets............................   115,312      115,312
Long-term debt, less current portion....    30,672        8,229
Shareholders' equity....................    58,095       80,538

---------------

(1) In January 1997, the Company acquired the partnership interests in Premier in a transaction accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated for all periods presented to include the financial condition and results of operations of Premier; however, operating data have not been restated to reflect the operations of Premier. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations -- Overview" and Notes 1 and 13 of Notes to Supplemental Consolidated Financial Statements.

(2) Net income includes income from operation of unconsolidated affiliate sold, accounted for as a discontinued operation, of $500, $745, $1,054 and $428 in 1992, 1993, 1994 and 1995, respectively, and includes an $8,819 gain from sale of this discontinued operation in 1995, net of applicable income taxes of $6,270. The aggregate net income per share effect of the discontinued operation was $0.06, $0.08, $0.10 and $0.91 in 1992, 1993, 1994 and 1995,
    respectively.

(3) Pro forma net income reflects adjustments to provision for income taxes as if: (i) the Company had been taxed as a C Corporation during 1992 rather than as an S Corporation; and (ii) Premier's partnership operations had been taxed as corporations for all periods presented.

(4) Contract capacity includes, in the case of licensed facilities, the number of persons covered by the applicable license or permit and, in all other cases, the number of persons covered by the applicable contract. Contract capacity does not include capacity for day or respite programs.


(5) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed offering price of $16.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

SUBSTANTIAL DEPENDENCE ON GOVERNMENTAL REIMBURSEMENT

     In the year ended December 31, 1996, approximately 81% of the Company's revenues were attributable to Medicaid-funded disabilities services programs, and the substantial majority of the remaining revenues were attributable to federal Job Corps contracts. Governmental agencies have undertaken cost containment measures designed to limit payments to health care and other service providers, and these efforts are expected to continue. Various proposals are currently under consideration to revamp the federally-funded Medicaid programs, including efforts to introduce managed care and other arrangements in which financial risks associated with service delivery are retained by the provider rather than by the funding source. State regulatory agencies which administer Medicaid programs have substantial discretion with regard to the implementation of Medicaid reimbursement programs and with regard to the audit and inspection of Medicaid programs. The Company is currently engaged in litigation with the State of Indiana regarding reimbursement rates at certain large facilities in Indiana which, if adversely determined, could adversely affect the Company's business and results of operations. The Commonwealth of Kentucky has challenged in an audit proceeding certain costs associated with programs managed by the Company in Kentucky, which could also lead to retroactive rate adjustments to the provider of record; the provider of record has recently filed a declaratory action against Kentucky in an effort to resolve this matter. Various other states have initiatives underway to change Medicaid reimbursement methodologies. No assurance can be given that developments in one or more jurisdictions will not adversely affect the Company's business, financial condition or results of operations. See "Business -- Government Regulation and Reimbursement" and "--Legal Proceedings."

GROWTH STRATEGY; RISKS ASSOCIATED WITH FUTURE ACQUISITIONS AND NEW CONTRACTS

     Most of the Company's facilities and programs are operating at or near full capacity. Moreover, in light of governmental budgetary pressures and competitive forces, there has been downward pressure on reimbursement rates. Thus, the Company's ability to expand its revenue base is dependent to a significant extent on its ability to effect acquisitions and to obtain new contracts. The Company regularly reviews acquisition opportunities and opportunities for new contracts and periodically engages in discussions regarding possible acquisitions and contracts. Although the Company currently has no agreement or understanding with respect to any material acquisition, the Company continually evaluates opportunities to expand its business through acquisitions of other companies that provide services to various special needs populations and from time to time enters into discussions and letters of intent which may lead to acquisitions. There can be no assurance that the Company will be able to identify acquisition or new contract prospects on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can be no assurance that the Company will be able to achieve its growth strategy, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and ability to sustain growth. In addition, the Company believes that it will compete for acquisition candidates and management contracts with a variety of other prospective bidders, some of which have greater resources than the Company. Increased competition for such acquisition candidates and management contracts could have the effect of increasing the costs to the Company of pursuing this growth strategy, could reduce the number of attractive candidates to be acquired or could reduce the profitability of management contracts. Future acquisitions and efforts to obtain management contracts could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there can be no assurance that the Company will successfully integrate such new operations into its business or operate such acquisitions profitably. Acquisitions may also involve a number of special risks including adverse short-term effects on the Company's business and results of operations; dependence on retaining key personnel; amortization of acquired intangible assets; and risks associated with unanticipated liabilities and contingencies.

     The Company may require additional debt or equity financing for future acquisitions, which may not be available to the Company on terms favorable to it, if at all. To the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders, including purchasers of Common Stock in this offering. In the event that the Company's capital stock does not maintain sufficient value or acquisition candidates are unwilling to accept the Company's capital stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources or is not able to use its capital stock as consideration for acquisitions, its growth through acquisitions could be limited.

UNCERTAIN ABILITY TO EXPAND YOUTH SERVICES OPERATIONS

     Although Res-Care has operated Job Corps centers since 1976 and has provided services for youths with developmental disabilities in its disabilities services operations since 1978, the Company began intensive efforts to expand its at-risk and troubled youth services operations in 1996 following the formation of its Youthtrack and AYS subsidiaries. The Company has not yet developed significant experience in operating such programs. No assurance can be given that the Company will be able to generate sufficient revenues or contribution margin to enable the Company to realize adequate returns on its investment in this sector. The market for delivery of at-risk and troubled youth services is highly competitive. Several of the Company's competitors have more experience than does the Company in developing and implementing these services. Due to the highly-fragmented nature of the youth services industry, the barriers to entry remain low, and the Company may experience intensive competition as it seeks to expand in this area, including competition from companies with substantially greater resources than Res-Care. Moreover, the privatized management of programs for at-risk and troubled youths has received varying degrees of acceptance by state and local governmental authorities, and no assurance can be given that the level of acceptance will rise or be maintained. There can be no assurance that the Company will succeed in its goal to significantly increase the revenues and operating income attributable to its at-risk and troubled youth services operations.

DEPENDENCE ON GOVERNMENTAL AGENCIES AND GOVERNMENT CONTRACTS

     The Company conducts its business primarily under contracts with federal, state and local governments and governmental agencies, and virtually all of the Company's revenues are attributable to such contracts. The Company's cash flow is subject to the receipt of sufficient funding and timely payment by applicable governmental entities. If the appropriate governmental agency does not receive sufficient appropriations to cover its contractual obligations, a contract may be terminated or the Company's compensation may be deferred or reduced. A number of federal, state and local governments, including certain of those with which the Company has contracts, have experienced fiscal difficulties. Any deferral or reduction in payment could have a material adverse effect on the Company's cash flow. In addition, the Company is dependent on governmental entities for referral of a sufficient number of individuals to occupy the Company's facilities and programs. The failure of the Company to receive a sufficient number of such referrals may have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's contracts are typically subject to renewal (or in the case of Job Corps contracts, extension) annually. The renewal and financial terms of each contract are dependent upon many factors, including the quality and type of services provided, governmental budget constraints, changes in government or agency personnel and priorities or philosophies of governments or agencies with respect to provision of services to various at-risk populations. Government and agency contracts generally are subject to audits, reviews and investigations. These audits, reviews and investigations typically involve a review of the contractor's performance under the contract, its reported costs and its compliance with applicable laws and regulations. In addition, some contracts are subject to competitive bidding, and the Company's customers generally may terminate their contracts with the Company for cause and upon certain other specified conditions. The loss or renewal on less favorable terms of certain of the Company's contracts could have a material adverse effect on the Company's business, financial condition and results of operations.

     Approximately 18% of the Company's net revenues are attributable to Job Corps contracts, awarded by the DOL. Performance at each Job Corps center is ranked by the DOL using certain objective and subjective criteria, and contracts for Job Corps centers with low performance rankings may not be extended or successfully rebid. In 1996, the Company's contract to operate the Crystal Springs, Mississippi Job Corps center was not extended for the full term of its final contract year due to performance issues at that center. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations." In addition, the DOL has recently made efforts to encourage new participants in the program, including minority-owned businesses, and several companies with government defense contracting experience have begun to bid for Job Corps contracts. The five-year contract for the operation of the Company's Gulfport, Mississippi Job Corps center expires in October 1997 and the contract is up for rebid. There exists the risk that the contract to operate this center will not be awarded to the Company, which would have an adverse effect on the Company's revenues and net income. Although the Company has been able to retain most of its Job Corps contracts in the past and was awarded a new Job Corps contract in 1996 to operate the Edison Job Corps center, there can be no assurance that the DOL will continue to extend the Company's Job Corps contracts, or award the Company additional Job Corps contracts, in the future.

     The Company has contracted with providers of record in various states to manage and operate MR/DD facilities for them. In such cases, the Company is dependent on the relationship between the state and local governments or governmental agencies and the providers of record with which they contract. Each state and local government or governmental agency may terminate or declare a breach of contract with providers of record, may be denied federal matching funds as partial reimbursement for certain program expenses or may reduce their placement of individuals with, or the use of, such providers of record for reasons that may be beyond the control of the Company. Such actions could adversely affect the ability of the providers of record to pay the Company pursuant to their subcontracts.

GOVERNMENT REGULATION

     The Company is subject to extensive federal, state and local regulations governing licensure, conduct of operations at existing facilities, construction of new facilities, purchase or lease of existing facilities, addition of new services, capital expenditures, cost containment and reimbursement for services rendered. Failure by the Company to meet applicable standards could result in the loss of a license, the delay or loss of reimbursement or the loss of an ability to expand services. To date, loss of license has not been a significant factor in the Company's operations. There can be no assurance that federal, state or local governments will not impose additional restrictions on the operations of the Company that might adversely affect its business, financial condition and results of operations. See "Business -- Government Regulation and Reimbursement."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly results of operations may fluctuate significantly as a result of a variety of factors, including the timing of acquisitions or the opening of new programs, the timing of rate adjustments and the cumulative effect of rate adjustments differing from previously estimated amounts. Results for any particular quarter may not be indicative of future quarterly or annual results. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations."

VOLATILITY OF MARKET PRICE

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to operate its programs profitably and to develop additional and new programs at a significant rate and operate them profitably. If the Company is unable to operate its programs profitably or develop new programs at a pace that reflects the expectations of the market, investors could sell shares of Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock. In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or comparable companies within the privatization services industries could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock and Dividend Policy."

OPPOSITION TO PROGRAM LOCATION AND ADVERSE PUBLICITY

     The Company's success in obtaining new contracts may depend, in part, upon its ability to locate facilities that can be leased or acquired on favorable terms by the Company. Group homes are generally located in residential communities. Larger facilities for persons with disabilities and at-risk and troubled youths may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. The Company's business also is subject to public scrutiny and, consequently, could be significantly affected by negative publicity, negative public reaction or governmental investigations with respect to the Company's policies or operations or the actions of consumers under its care. The Company's reputation is very important to the retention and procurement of contracts. Negative publicity or a governmental investigation with respect to the Company's policies or operations or the actions of individuals under its care could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL LEGAL LIABILITY

     The Company's management of its residential, training, educational and support programs exposes it to potential third-party claims or litigation by participants or other persons for wrongful death, personal injury or other damages resulting from contact with Company facilities, programs, personnel or participants. In addition, the Company's contracts and the laws of certain states generally require the Company to maintain adequate insurance for its operations and to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company has, on occasion, been sued by third parties and maintains an insurance program that provides coverage for certain liability risks faced by the Company, including wrongful death, personal injury, bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover potential third-party claims. See "Business -- Legal Proceedings."

DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

     The success of the Company is highly dependent upon the efforts and abilities of Ronald G. Geary, its President and Chief Executive Officer, E. Halsey Sandford, its Executive Vice President and Jeffrey M. Cross, its Executive Vice President, Operations, Division for Persons with Disabilities. In addition, although the Company's senior management team has been in place for a number of years, the Company is currently engaged in nationwide searches for a chief financial officer and a senior officer in charge of development activities. The Company's at-risk and troubled youth services programs are highly dependent upon the efforts of Donald B. Rice, President of Youthtrack and Ralph G. Gronefeld, Jr., Vice President, AYS. The Company has entered into separate employment agreements with each of the officers listed above containing customary noncompetition, nondisclosure and nonsolicitation covenants. The loss of the services of one or more senior executives could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management."

AVAILABILITY OF QUALIFIED PERSONNEL

     The Company competes with many other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. A possible shortage of professional personnel or direct service staff or other outside pressures, including collective bargaining efforts, may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. The Company's labor costs are expected to increase, and there can be no assurance that the Company can match an increase in such costs by corresponding increases in reimbursement rates for services rendered by the Company. Any significant failure to control its labor costs or to receive increased reimbursement for such costs through rate increases would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

CONTROL BY PRINCIPAL SHAREHOLDERS

     After completion of this offering, Mr. and Mrs. James Fornear and their children will beneficially own approximately 26.5% of the outstanding shares of Common Stock. As a result, these shareholders will be able to influence significantly the outcome of matters requiring a shareholder vote, including the election of members of the Board of Directors, and thereby exercise a significant degree of control over the affairs and management of the Company. See "Principal and Selling Shareholders."

COMPETITION

     The provision of disabilities and youth services are subject to a number of competitive factors, including quality of services provided, cost-effectiveness, reporting and regulatory expertise, reputation in the community and the location and appearance of facilities and programs. In addition to certain not-for-profit organizations, including organizations affiliated with advocacy and sponsoring groups, certain proprietary competitors operate in multiple jurisdictions and may be well capitalized. The Company faces significant competition from not-for-profit organizations and proprietary competitors in the states in which it now operates and expects to face similar competition in any state that it may enter in the future. Many of the Company's competitors have greater resources than the Company. Such competition may adversely affect the Company's ability to obtain new contracts and complete acquisitions on favorable terms. See
"Business -- Competition."

ENVIRONMENTAL AND EMPLOYEE SAFETY LAWS

     The Company must comply with various federal and state laws and regulations that govern the handling and disposal of medical and infectious waste in the operation of its businesses. Failure to comply with these laws or regulations could subject the Company to fines, criminal penalties and other enforcement actions. The Company has developed and implemented policies with respect to the handling and disposal of medical and infectious waste and believes it is in compliance with such laws and regulations. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company with regard to protecting employees from exposure to bloodborne pathogens. The Company believes that it has complied, and will continue to be able to comply, with these regulations. However, there can be no assurance that the regulations will not adversely affect the Company's business, financial condition and results of operations.

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue preferred stock and to determine the price, rights, conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights, including economic rights, of the holders of any shares of preferred stock. Any such issuance may discourage third parties from attempting to acquire control of the Company. Furthermore, the Company is subject to the anti-takeover provisions of the Kentucky Business Corporation Act prohibiting the Company from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of this statute and certain other provisions of the Company's Amended and Restated Articles of Incorporation also could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 11,783,703 shares of Common Stock, plus 1,132,017 shares of Common Stock reserved for issuance upon exercise of options. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. Substantially all of the shares of Common Stock to be outstanding after completion of this offering will be either freely saleable or saleable subject to certain volume and manner of sale restrictions under Rule 144 of the Securities Act.

     The Company and its directors, executive officers and Selling Shareholders who beneficially own in the aggregate 4,923,267 shares of Common Stock have agreed not to publicly offer, sell or otherwise dispose of any of their shares or options for a period of 90 days after the date of this Prospectus without the prior written consent of J.C. Bradford & Co. However, J.C. Bradford & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lockup agreements. See "Underwriting."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     In response to the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995, the Company is including the following cautionary statements that are intended to identify certain important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements concerning the Company made by or on behalf of the Company, whether contained herein or elsewhere.

     The Company's growth in revenues and earnings per share has been directly related to a considerable increase in the number of individuals served in its Division for Persons with Disabilities and its Division for Youth Services. This growth is largely dependent upon development-driven activities, including the acquisitions of other businesses or facilities or of management contract rights to operate facilities, the award of contracts to open new facilities or start new operations or to assume management of facilities previously operated by governmental agencies or not-for-profit organizations and the extension or renewal of contracts previously awarded to the Company. The Company often makes forward-looking statements regarding its development activities.

     Changes in the Company's future revenues depend significantly upon the success of these development activities, and in particular on the Company's ability to obtain additional contracts to provide services to the special needs populations it serves, whether through acquisitions, awards in response to requests for proposals for new facilities or programs or for facilities being privatized by governmental agencies, or other development activities. Future revenues also depend on the Company's ability to maintain and renew its existing services contracts and its existing leases. The Company actively seeks acquisitions of other companies, facilities and assets as a means of increasing the number of consumers served, and changes in the market for such acquisition prospects, including increasing competition for and increasing pricing of such acquisition prospects, could also adversely affect the timing and/or viability of future development activities.

     Revenues of the Company's Division for Persons with Disabilities are highly dependent on reimbursement under federal and state Medicaid programs. Generally, each state has its own Medicaid reimbursement regulations and formula. The Company's revenues and operating profitability are dependent upon the Company's ability to maintain its existing reimbursement levels and to obtain periodic increases in reimbursement rates. Changes in the manner in which Medicaid reimbursement rates are established in one or more of the states in which the Company conducts its operations, such as those recently encountered by the Company, could adversely affect revenues and profitability. Other changes in the manner in which federal and state reimbursement programs are operated, and in the manner in which billings/costs are reviewed and audited, could also affect revenues and operating profitability.

     The Company's cost structure and ultimate operating profitability are significantly dependent on its labor costs and the availability and utilization of its labor force and thus may be affected by a variety of factors, including local competitive forces, changes in minimum wages or other direct personnel costs, the Company's effectiveness in managing its direct service staff, and changes in consumer services models, such as the trends toward supported living and managed care.

     Additionally, the Company's continued expansion of its existing operations, and its ability to expand into providing services to other populations utilizing the Company's core competencies are dependent upon continuation of trends toward downsizing, privatization and consolidation, the Company's ability to tailor its services to meet the specific needs of these different populations, and its success in operating in a changing reimbursement environment. The continuation of such trends and the nature of its operating environment are subject to a variety of political, economic, social and legal pressures, including desires of governmental agencies to reduce costs and increase levels of services, federal, state and local budgetary constraints and actions brought by advocacy groups and the courts to change existing service delivery systems. Material changes resulting from these trends and pressures could adversely affect the demand for and reimbursement of the Company's services and its operating flexibility, and ultimately its revenues and profitability.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $22.4 million, assuming an offering price of $16.125 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses ($28.4 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the entire net proceeds to repay amounts outstanding under its revolving credit facility. The indebtedness was incurred under the Company's $65 million revolving credit facility, including up to $10 million in letters of credit (the "Revolving Credit Facility"). The Revolving Credit Facility bears interest at the Company's option at either (i) LIBOR plus a range of 0.75% to 1.75% depending upon certain financial ratios or (ii) the lead lender's prime rate, and expires on December 31, 2001. The weighted average interest rate on the Revolving Credit Facility on February 28, 1997 was 6.7%. As of February 28, 1997, $40.0 million of direct borrowings were outstanding under the Revolving Credit Facility and an additional $4.6 million in letters of credit were outstanding. This indebtedness was incurred principally to fund the Company's growth through acquisitions and internal development activities. Upon application of the net proceeds of the offering to repay a portion of the Revolving Credit Facility, the balance of the Revolving Credit Facility will continue to be available pursuant to the terms thereof including for future acquisitions. See Note 5 to Notes to Supplemental Consolidated Financial Statements.


     Although the Company currently has no agreement or understanding with respect to any material acquisition, the Company continually evaluates opportunities to expand its business through acquisition of other operations that provide services to various special needs populations and from time to time enters into discussions and letters of intent which may lead to potential acquisitions. No assurance can be given that future acquisitions will be consummated.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                                 CAPITALIZATION


     The following table sets forth the short-term debt and total capitalization of the Company as of December 31, 1996 and as adjusted to reflect the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $16.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                               AS OF DECEMBER 31, 1996
                                                              --------------------------
                                                                                 AS
                                                              ACTUAL(1)       ADJUSTED
                                                              ---------      -----------
                                                                    (IN THOUSANDS)
Current portion of long-term debt...........................    $   369        $   369
                                                                =======        =======
Long-term debt, less current portion........................    $30,672        $ 8,229
Shareholders' equity:
  Preferred Stock, no par value, authorized 1,000,000
    shares; no shares issued or outstanding.................         --             --
  Common Stock, no par value, authorized 20,000,000 shares;
    issued 13,837,500 shares; issued 15,337,500 shares, as
    adjusted(2)(3)..........................................     15,535         37,978
  Additional paid-in capital................................      4,035          4,035
  Retained earnings.........................................     42,314         42,314
  Less cost of common shares in treasury (3,803,822 shares
    in 1996)................................................     (3,789)        (3,789)
                                                                -------        -------
    Total shareholders' equity..............................     58,095         80,538
                                                                -------        -------
         Total capitalization...............................    $88,767        $88,767
                                                                =======        =======


---------------

(1) In January 1997, the Company acquired the partnership interests in Premier in a transaction accounted for as a pooling-of-interests. Accordingly, the Company's capitalization has been restated to include the capitalization of Premier.

(2) The Board of Directors has recommended to the shareholders for approval at the annual meeting of shareholders to be held on May 13, 1997 an increase in the authorized shares of Common Stock to 40,000,000 shares.

(3) Does not include 983,197 shares of Common Stock reserved for issuance upon the exercise of options outstanding as of December 31, 1996. A Selling Shareholder will exercise options to purchase 225,000 shares and sell a portion of such shares in the offering; the effect of such exercise has not been reflected in the table above.

                  PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "RSCR." The following table sets forth, for the periods indicated, the high and low sale prices of the Company's Common Stock.


                                           HIGH       LOW
                                          ------     ------
1995
First Quarter...........................  $12.17     $10.50
Second Quarter..........................   12.17      10.83
Third Quarter...........................   12.00      10.33
Fourth Quarter..........................   11.67      10.33
1996
First Quarter...........................  $14.50     $10.00
Second Quarter..........................   26.50      12.67
Third Quarter...........................   25.00      15.75
Fourth Quarter..........................   18.50      14.75
1997
First Quarter...........................  $20.75     $16.50
Second Quarter (through April 14,
  1997).................................   16.63      14.75



     On April 14, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $16.125 per share. As of February 28, 1997, there were 298 holders of record of the Common Stock, and the Company estimates that there were approximately 3,800 beneficial holders.


     Since its initial public offering in December 1992, the Company has not declared or paid a cash dividend on its Common Stock and is currently limited in paying cash dividends under its Revolving Credit Facility. The Company currently intends to retain earnings primarily for working capital and to finance expansion and therefore does not anticipate paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations -- Liquidity and Capital Resources."

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected supplemental consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations" and the Supplemental Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus as well as Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements incorporated by reference herein. The selected supplemental consolidated financial data presented below under the captions "Statement of Income Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1996, are derived from the supplemental consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected supplemental consolidated financial data presented for, and as of the years ended December 31, 1992 and 1993 are unaudited.

                                                       YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                           1992       1993       1994       1995       1996
                                          -------   --------   --------   --------   --------
STATEMENT OF INCOME DATA(1):
Net revenues:
  Disabilities services.................  $65,754   $ 88,338   $114,358   $146,062   $181,280
  Youth services........................   25,065     27,534     28,600     31,366     42,985
                                          -------   --------   --------   --------   --------
          Total net revenues............   90,819    115,872    142,958    177,428    224,265
Facility and program expenses:
  Disabilities services.................   57,717     77,309    101,446    129,218    156,657
  Youth services........................   22,220     24,507     25,544     27,529     38,221
                                          -------   --------   --------   --------   --------
          Total facility and program
            expenses....................   79,937    101,816    126,990    156,747    194,878
                                          -------   --------   --------   --------   --------
Facility and program contribution.......   10,882     14,056     15,968     20,681     29,387
                                          -------   --------   --------   --------   --------
Operating expenses:
  Corporate general and
     administrative.....................    4,960      5,428      6,112      7,188      9,817
  Depreciation and amortization.........    1,069      1,053      1,443      2,196      3,683
                                          -------   --------   --------   --------   --------
          Total operating expenses......    6,029      6,481      7,555      9,384     13,500
                                          -------   --------   --------   --------   --------
Operating income........................    4,853      7,575      8,413     11,297     15,887
                                          -------   --------   --------   --------   --------
Other (income) expense, net.............      128       (295)      (574)      (713)       926
Income from continuing operations before
  income taxes..........................    4,725      7,870      8,987     12,010     14,961
Income taxes............................      416      3,510      3,862      4,699      5,518
                                          -------   --------   --------   --------   --------
Income from continuing operations.......    4,309      4,360      5,125      7,311      9,443
Net income(2)...........................    4,809      5,105      6,179     16,558      9,443
Income per share data:
  Income from continuing operations
     per share..........................  $  0.58   $   0.43   $   0.51   $   0.73   $   0.91
  Net income per share(2)...............  $  0.64   $   0.51   $   0.61   $   1.64   $   0.91
  Pro forma net income per share(3).....  $  0.42   $   0.51   $   0.61   $   1.63   $   0.88
Weighted average shares used in per
  share calculations....................    7,461     10,036     10,084     10,093     10,432

                                                         AS OF DECEMBER 31,
                                          ------------------------------------------------
                                           1992      1993      1994      1995       1996
                                          -------   -------   -------   -------   --------
BALANCE SHEET DATA(1):
Working capital.........................  $12,127   $15,415   $16,790   $17,123   $ 23,353
Total assets............................   32,296    44,343    50,368    87,440    115,312
Long-term debt, less current portion....    1,102     4,748     5,742    18,644     30,672
Shareholders' equity....................   18,935    23,939    30,279    47,069     58,095

---------------

(1) In January 1997, the Company acquired the partnership interests in Premier in a transaction accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated for all periods presented to include the financial condition and results of operations of Premier. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations -- Overview" and Notes 1 and 13 of Notes to Supplemental Consolidated Financial Statements.

(2) Net income includes income from operation of unconsolidated affiliate sold, accounted for as a discontinued operation, of $500, $745, $1,054 and $428 in 1992, 1993, 1994 and 1995, respectively, and includes $8,819 gain from sale of this discontinued operation in 1995, net of applicable income taxes of $6,270. The aggregate net income per share effect of the discontinued operation was $0.06, $0.08, $0.10 and $0.91 in 1992, 1993, 1994 and 1995,
    respectively.

(3) Pro forma net income reflects adjustments to provision for income taxes as if: (i) the Company had been taxed as a C Corporation during 1992 rather than as an S Corporation; and (ii) Premier's partnership operations had been taxed as corporations for all periods presented.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF SUPPLEMENTAL
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Res-Care receives revenues primarily from the delivery of residential, training, educational and support services to populations with special needs, including persons with developmental and other disabilities ("disabilities services") and at-risk and troubled youths ("youth services"). Revenues for the Company's disabilities services operations are derived primarily from state government agencies under the Medicaid reimbursement system and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid system. Reimbursement methods vary by state and are typically based on a flat rate or cost-based reimbursement system on a per person, per diem basis. Generally, rates are adjusted annually based primarily upon historical costs experienced by the Company and by other service providers, and inflation. At facilities and programs where it is the provider of record, the Company is directly reimbursed under state Medicaid programs for services it provides and such reimbursement is affected by occupancy levels. At most facilities and programs that the Company operates pursuant to management contracts, the management fee is negotiated based upon the reimbursement amount expected to be earned by the provider of record, which is affected by occupancy levels. Under certain management contracts, the Company is paid a fixed fee regardless of occupancy levels. See Note 1 of Notes to Supplemental Consolidated Financial Statements for a further discussion of the Company's revenue recognition policies with respect to Medicaid contracts.

     The Company's youth services operations include seven vocational training programs under the federal Job Corps program administered by the United States Department of Labor ("DOL"). Under the Job Corps program, the Company is reimbursed for direct costs related to Job Corps center operations and allowable indirect costs for general and administrative expenses, plus a predetermined management fee, normally a fixed percentage of facility and program expenses. All of such amounts are reflected as revenue, and all such direct costs are reflected as facility and program expenses. Final determination of amounts due under Job Corps contracts is subject to audit and review by the DOL, and renewals and extension of Job Corps contracts are based in part on performance reviews. In July 1996, the Company began operating various programs for at-risk and troubled youths through its Youthtrack subsidiary, 20% of which is owned by Youthtrack's management, and the Company's wholly-owned Alternative Youth Services subsidiary. Most of the youth services programs are funded directly by federal, state and local government agencies. Under these contracts, the Company is typically reimbursed based on fixed contract amounts, flat rates or cost-based rates. The effect of Youthtrack management's ownership interest is reflected in the Company's supplemental consolidated statement of income as a minority interest.

     Expenses incurred under federal, state and local government agency contracts for disabilities services and youth services, as well as management contracts with providers of record for such agencies, are subject to examination by agencies administering the contracts and services. Any resulting adjustments would be recorded as contractual adjustments to revenues in the period in which the adjustment is made. See Note 1 of Notes to Supplemental Consolidated Financial Statements.

     The Company's revenues and net income fluctuate from quarter to quarter, in part because annual Medicaid rate adjustments have been announced inconsistently and are usually retroactive to the beginning of the particular state's fiscal reporting period. The Company expects that future adjustments in reimbursement rates in most states will consist primarily of cost-of-living adjustments. However, in some cases states have revised their rate-setting methodologies which has resulted in rate decreases as well as rate increases. Current initiatives at the federal or state level may materially change the Medicaid system as it now exists. Retroactively calculated contractual adjustments are accrued on an estimated basis in the periods the related services are rendered and recorded as adjustments to revenues in future periods as final settlements are determined. Because the cumulative effect of rate adjustments may differ from previously estimated amounts, net income as a percentage of net revenues for a period in which an adjustment occurs may not be indicative of expected results in succeeding periods. Revenues in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be proposed or are under consideration in states where the Company operates. Also, some states have considered initiating managed care plans for persons currently in Medicaid programs. At this time, the Company cannot determine the impact of such changes, or the effect of various federal initiatives that have been proposed.

     The Company is currently engaged in litigation or administrative proceedings with several state Medicaid programs regarding rate-setting and reimbursement methodologies which, if adversely determined, could adversely affect the Company's business, financial condition or results of operations, especially in any period in which such adjustments exceed amounts previously estimated. See "Business -- Legal Proceedings."

     The loss of one or more contracts to operate the Company's programs or facilities could have a material adverse effect on the Company's current or future results of operations. In 1996, the Company's contract to operate the Crystal Springs, Mississippi Job Corps center was not renewed. The Company estimates that the loss of this contract represents approximately $5.7 million in annualized revenues.

     In January 1997, the Company acquired the partnership interests in Premier in a transaction accounted for as a pooling-of-interests. Premier provides disabilities services to clients with acquired brain injuries. The Company's financial statements and all financial and operating data derived therefrom have been restated for all periods presented in this Prospectus to include the financial condition and results of operations of Premier.

     In May 1995, the Company sold to a third party all of its interest in an unconsolidated affiliate engaged in providing home health care services and reported a gain on this transaction of $8.8 million after applicable income taxes. The effect of the sale has been recorded in the Company's financial statements as a discontinued operation.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items from the Company's supplemental consolidated statements of income expressed as a percentage of the Company's total net revenues and in the case of facility and program expenses and facility and program contribution, as a percentage of related net revenues, and the percentage change in the amounts of such items from the prior year:

                                                                                     YEAR TO YEAR
                                                                                       INCREASE
                                                                                      (DECREASE)
                                                                                    --------------
                                                         YEARS ENDED DECEMBER 31,   1994     1995
                                                         ------------------------    TO       TO
                                                          1994     1995     1996    1995     1996
                                                         ------   ------   ------   -----   ------
Net revenues:
  Disabilities services................................    80.0%    82.3%    80.8%   27.7%    24.1%
  Youth services.......................................    20.0     17.7     19.2     9.7     37.0
                                                          -----    -----    -----
          Total net revenues...........................   100.0    100.0    100.0    24.1     26.4
Facility and program expenses:
  Disabilities services................................    88.7     88.5     86.4    27.4     21.2
  Youth services.......................................    89.3     87.8     88.9     7.8     38.8
          Total facility and program expenses..........    88.8     88.3     86.9    23.4     24.3
Facility and program contribution:
  Disabilities services................................    11.3     11.5     13.6    30.5     46.2
  Youth services.......................................    10.7     12.2     11.1    25.6     24.2
          Total facility and program contribution......    11.2     11.7     13.1    29.5     42.1
Operating expenses:
  Corporate general and administrative.................     4.3      4.1      4.4    17.6     36.6
  Depreciation and amortization........................     1.0      1.2      1.6    52.2     67.7
                                                          -----    -----    -----
Operating income.......................................     5.9      6.4      7.1    34.3     40.6
Other (income) expense, net............................    (0.4)    (0.4)     0.4    24.2       NM
                                                          -----    -----    -----
Income from continuing operations before income
  taxes................................................     6.3      6.8      6.7    33.6     24.6
Income taxes...........................................     2.7      2.7      2.5    21.7     17.4
                                                          -----    -----    -----
Income from continuing operations......................     3.6%     4.1%     4.2%   42.7%    29.2%
                                                          =====    =====    =====

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues

     Total net revenues increased by 26.4%, or $46.8 million, to $224.3 million in 1996 compared to 1995. Of this increase, 75.2% resulted from increased disabilities services revenues. Disabilities services net revenues increased by 24.1%, or $35.2 million, to $181.3 million in 1996 compared to 1995. Revenues increased primarily from the acquisition of 12 facilities and four supported living operations in 1996, the opening of nine new facilities in 1996 and the effect of a full year of operations of 21 new facilities and programs added in 1995. Revenues also increased due to certain cost-of-living and other rate adjustments providing reimbursement for payroll and other expenses incurred in prior periods. Average revenue per census day increased to $112.73 in 1996 compared to $111.68 in 1995. Average disabilities services facility and program occupancy rates for 1996 increased 0.5% to 96.2% compared to 95.7% in 1995.

     Youth services net revenues increased by 37.0%, or $11.6 million, to $43.0 million in 1996 compared to 1995, resulting primarily from the first full year of operations of the Edison Job Corps Center and the Company's first year of operations of Youthtrack. During 1996, the Company began providing services to over 350 youths through an acquisition by and a new contract awarded to Youthtrack. Revenues were also impacted by inflationary increases. In addition, during 1996, the Company was awarded a contract by the DOL to continue operating the South Bronx Job Corps Center. In December 1996, the Company was awarded a 10-month basic education contract to provide support services at the Great Onyx Job Corps Center in Mammoth Cave, Kentucky.

     Facility and Program Expenses

     Facility and program expenses increased 24.3%, or $38.1 million, to $194.9 million in 1996 compared to 1995. Of this increase, $26.6 million, or 69.8%, was due to payroll and payroll-related expenses. These expenses reflected additional personnel, primarily for the facilities and programs added during the year, as well as annual pay increases. Facility and program expenses decreased as a percentage of total net revenues to 86.9% in 1996 from 88.3% in 1995 due to improved operating efficiencies, higher occupancy levels and the effect of the rate increases described above.

     Disabilities services facility and program expenses increased 21.2%, or $27.4 million, to $156.7 million in 1996 compared to 1995. Payroll and payroll-related expenses represented 76.7% of this increase due primarily to the additional facilities and programs that were operational during 1996 compared to 1995. As a percentage of disabilities services net revenues, disabilities services facility and program expenses decreased to 86.4% in 1996 from 88.5% in 1995. This decrease was due to improved operating efficiencies, higher occupancy levels and the effect of the rate increases described above.

     Youth services facility and program expenses increased 38.8%, or $10.7 million, to $38.2 million in 1996 compared to 1995. The increase related primarily to the first full year of the operation of the Edison Job Corps Center and the initial costs of the Youthtrack operation. As a percentage of youth services net revenues, youth services facility and program expenses increased to 88.9% in 1996 from 87.8% in 1995. The increase in facility and program expenses as a percentage of net revenues was due primarily to the initial costs of the Youthtrack operation incurred prior to the commencement of revenues.

     Operating Expenses

     Corporate general and administrative expenses increased 36.6%, or $2.6 million, to $9.8 million, in 1996 compared to 1995. The increase primarily reflected additional personnel to support the growth of the Company's operations, as well as increased use of professional services. As a percentage of total net revenues, such expenses increased to 4.4% in 1996 compared to 4.1% in 1995.

     Depreciation and amortization expense increased 67.7%, or $1.5 million, to $3.7 million in 1996 compared to 1995. The increase reflects primarily the purchase of real property and intangible assets in disabilities services during 1995 and 1996. Amortization expense also includes amortization of deferred start-up costs relating to the development of new facilities and programs. Deferred start-up costs include administrative and staff salaries, rent, professional fees, insurance and other costs incurred during the period prior to operation of the facilities and programs. Such costs are amortized using the straight-line method over periods ranging from five to seven years, consistent with applicable state reimbursement regulations. At December 31, 1996, unamortized start-up costs totaled $3.5 million. See Notes 1 and 4 of Notes to Supplemental Consolidated Financial Statements.

     Other (Income) Expense, Net

     Net interest expense increased $1.1 million, to $893,000, in 1996 compared to net interest income of $221,000 in 1995. The difference resulted primarily from increased borrowings for acquisitions and for working capital. In 1995, funds held in escrow from a 1988 transaction for the sale of the assets of a facility were returned, and the Company recognized a one-time credit of $507,000, net of expenses. See Note 2 of Notes to Supplemental Consolidated Financial Statements.

     Income Taxes

     Income taxes increased 17.4%, or $819,000, to $5.5 million in 1996 compared to 1995, and reflect effective tax rates of 36.9% and 39.1% in 1996 and 1995, respectively. The increase in income tax expense is attributable to the higher level of operating income as discussed above.

     Income From Continuing Operations and Net Income

     Income from continuing operations increased 29.2%, or 2.1 million to $9.4 million in 1996 compared to 1995, resulting primarily from the revenue contribution of acquired and new programs and facilities as well as improved occupancy and per diem rates. Included in 1995 net income is $9.1 million, or $0.91 per share, attributable to income from and gain on the sale of the Company's discontinued home health care operations. This operation was sold during 1995, resulting in an after tax gain of $8.8 million. Due to the effect of the sale of the discontinued operation, net income was $9.4 million, or $0.91 per share, in 1996 versus $16.6 million or $1.64 per share in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues

     Total net revenues increased 24.1%, or $34.5 million, to $177.4 million in 1995 compared to 1994. Of this increase, 92.0% resulted from increased disabilities services revenues. Disabilities services net revenues increased by 27.7%, or $31.7 million, to $146.1 million in 1995 compared to 1994. Revenues increased primarily from the acquisition of 21 facilities and programs in 1995 and ten facilities and programs in 1994. Disabilities services revenues also increased due to reimbursement for general cost-of-living increases in staff and other expenses in prior periods. Average disabilities services revenue per census day decreased to $111.68 in 1995 compared to $112.80 in 1994 as a result of lower reimbursement rates on certain acquired facilities. Average disabilities services facility and program occupancy rates increased 1.1% to 95.7% in 1995 compared to 94.6% in 1994.

     Youth services net revenues increased by 9.7%, or $2.8 million, to $31.4 million in 1995 compared to 1994, due principally to a new contract to operate the Edison Job Corps Center in New Jersey and a one-year basic education contract to provide support services at the Gateway Job Corps Center in Brooklyn, New York. Revenues were also impacted by inflationary increases.

     Facility and Program Expenses

     Facility and program expenses increased 23.4%, or $29.8 million, to $156.7 million in 1995 compared to 1994. Of this increase, $21.9 million, or 73.5%, was due to payroll and payroll-related expenses. These expenses reflected additional personnel, primarily for the additional facilities and programs in disabilities services, as well as annual pay increases. Facility and program expenses decreased as a percentage of total net revenues to 88.3% in 1995 from 88.8% in 1994.

     Disabilities services facility and program expenses increased 27.4%, or $27.8 million, to $129.2 million in 1995 compared to 1994. Payroll and payroll-related expenses represented 73.4% of the increase due primarily to the additional disabilities services facilities and programs that were operational during 1995 compared to 1994. As a percentage of disabilities services net revenues, disabilities services facility and program expenses decreased to 88.5% in 1995 from 88.7% for 1994.


     Youth services facility and program expenses increased 7.8%, or $2.0 million, to $27.5 million in 1995 compared to 1994. As a percentage of youth services net revenues, youth services facility and program expenses decreased to 87.8% in 1995 from 89.3% in 1994. This decrease was due primarily to increased recruitment and placement revenues in the Puerto Rico and South Bronx Job Corps centers and to the new Job Corps contracts discussed above.

     Operating Expenses

     Corporate general and administrative expenses increased 17.6%, or $1.1 million, to $7.2 million in 1995 compared to 1994. The increase reflected additional personnel to support the growth of the Company as well as normal pay increases, increased travel and increased use of professional services. As a percentage of total net revenues, such expenses decreased to 4.1% in 1995 compared to 4.3% in 1994.

     Depreciation and amortization expenses increased 52.2%, or $753,000, to $2.2 million in 1995 compared to 1994. The increase reflects primarily the effect of the real property and intangible assets added in disabilities services in 1995.

     Other (Income) Expense, Net

     Net interest income decreased 62.4%, or $367,000, to $221,000 in 1995 compared to 1994. The decrease resulted primarily from increased borrowings for acquisitions.

     In 1995, funds held in escrow from a 1988 transaction for the sale of the assets of a facility were returned and the Company recognized a one-time credit of $507,000, net of expenses. See Note 2 of Notes to Supplemental Consolidated Financial Statements.

     Income Taxes

     Income taxes increased 21.7%, or $837,000, to $4.7 million in 1995 compared to 1994, and reflect effective tax rates of 39.1% and 43.0% in 1995 and 1994, respectively. The increase in income tax expense is attributable to the higher level of operating income as discussed above.

     Income From Continuing Operations and Net Income

     For the reasons described above, income from continuing operations increased 42.7%, or $2.2 million to $7.3 million in 1995 compared to 1994. Due to the effect of the sale of the discontinued home health care operations, described above, net income was $16.6 million or $1.64 per share in 1995 compared to $6.2 million or $0.61 per share in 1994.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The Company's quarterly results may fluctuate significantly as a result of a variety of factors, including the timing of acquisitions or the opening of new programs, the timing of rate adjustments and the cumulative effect of rate adjustments differing from previously estimated amounts. Rate adjustments have tended to be more prevalent in the second and third quarters of the calendar year. Income from continuing operations was favorably affected during the fourth quarter of 1995 due to the release of funds held in escrow from a 1988 transaction for the sale of assets of a facility. Because of the potential quarterly fluctuations in the Company's revenue and operating results, results for any particular quarter may not be indicative of future quarterly or annual results.

                                                          1995                                    1996
                                          -------------------------------------   -------------------------------------
                                           FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                                          QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                          -------   -------   -------   -------   -------   -------   -------   -------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............................  $37,162   $42,485   $47,504   $50,277   $54,066   $54,156   $56,388   $59,655
Facility and program contribution.......    4,232     4,975     5,685     5,789     6,390     6,788     7,715     8,494
Income from continuing operations.......    1,422     1,685     2,008     2,196     1,921     2,172     2,495     2,855
Income from continuing operations per
  share.................................  $  0.14    $ 0.17    $ 0.20    $ 0.22    $ 0.19    $ 0.21    $ 0.24   $  0.27
AS A PERCENTAGE OF NET REVENUES:
Facility and program contribution.......     11.4%     11.7%     12.0%     11.5%     11.8%     12.5%     13.7%     14.2%
Income from continuing operations.......      3.8%      4.0%      4.2%      4.4%      3.6%      4.0%      4.4%      4.8%

LIQUIDITY AND CAPITAL RESOURCES

     The Company's needs for capital are attributable primarily to the Company's plans to expand through acquisitions and the development of new facilities and programs, and to have sufficient working capital for general corporate purposes. Since most of the Company's facilities and programs are operating at or near capacity, and budgetary pressures and other forces are expected to limit increases in reimbursement rates received by the Company, the Company's ability to continue to grow at its current rate is directly dependent upon such acquisitions and development.

     For 1996, net cash provided by operating activities was $8.1 million compared to $4.1 million for 1995 and $4.2 million for 1994. The increase in 1996 was due primarily to an increase in income from continuing operations, offset by an increase in accounts receivable.

     For 1996, net cash used in investing activities was $20.7 million, related primarily to acquisitions and the purchase of property and equipment. For 1995, net cash used in investing activities was $17.3 million, related primarily to acquisitions and the purchase of property and equipment, offset by dividends from the unconsolidated affiliate sold and proceeds from the sale of the unconsolidated affiliate net of income taxes. For 1994, net cash used in investing activities was $4.2 million relating primarily to the purchase of property and equipment.

     Net cash provided by financing activities was $13.0 million for 1996 and $10.3 million for 1995, both consisting primarily of borrowings against the available line of credit. For 1994, net cash provided by financing activities was $432,000, consisting primarily of borrowing against the line of credit offset by repayment of notes payable.

     On December 23, 1996, the Company entered into a new Revolving Credit Facility, expiring December 31, 2001 which allows for maximum borrowings of $65 million, including up to $10 million in letters of credit. The Revolving Credit Facility bears interest at the Company's option at either (i) LIBOR plus a range of 0.75% to 1.75% depending upon certain financial ratios or (ii) the lead lender's prime rate. The weighted average interest rate on the Revolving Credit Facility on February 28, 1997 was 6.7%. At December 31, 1996, the Company had approximately $31.0 million in outstanding indebtedness, consisting of a $26.2 million outstanding balance under its Revolving Credit Facility and $4.8 million of notes payable. As of February 28, 1997, $40.0 million of direct borrowings were outstanding under the Revolving Credit Facility and an additional $4.6 million in letters of credit were outstanding. The entire net proceeds of this offering will be used to repay amounts outstanding under the line of credit, which thereafter will be available for reborrowing. See "Use of Proceeds" and Note 5 of Notes to Supplemental Consolidated Financial Statements.

     Net days revenue in accounts receivable for disabilities services was 50 days at December 31, 1996, compared to 46 days at December 31, 1995, and 47 days at December 31, 1994. Accounts receivable for disabilities services at December 31, 1996, increased to $31.2 million, compared to $22.8 million at December 31, 1995, and $15.0 million at December 31, 1994. In youth services, payment is generally received within 15 to 45 days of billings.

     The Company generally prefers to provide its services under management contracts or in facilities that are leased, which minimizes the amount of capital expenditures required. However, in states that utilize flat-rate reimbursement structures, purchases may be made to maximize returns. Also, acquisitions may involve significant capital expenditures. The Company has no material commitments for capital expenditures for its current facilities, although the Company maintains an ongoing capital improvements program.

     The Company believes that borrowing under its Revolving Credit Facility together with its cash and cash equivalents, the use of operating leases whenever possible, the net cash generated from operations, and the net proceeds of this offering will be able to satisfy its existing and expected commitments for at least the next twelve months.

                                    BUSINESS

     Res-Care is a leading provider of residential, training, educational and support services to populations with special needs, including persons with developmental and other disabilities and at-risk and troubled youths. The services provided by the Company have historically been provided by state and local government agencies and not-for-profit organizations. The Company's programs include an array of services provided in both residential and non-residential settings for adults and youths with MR/DD and disabilities caused by ABI, and for youths who have severe behavioral disorders, who are from disadvantaged backgrounds or who have entered the juvenile justice system.

     Since September 30, 1992, the Company has experienced significant growth in the numbers of persons served, revenues and operating income. At February 28, 1997, Res-Care was providing services to approximately 7,600 persons with special needs compared to approximately 3,300 persons at September 30, 1992, representing a compound annual growth rate of approximately 21%. Res-Care currently provides services to approximately 5,000 persons with disabilities in larger facilities, group homes, personal residences or other community-based programs in 17 states and to approximately 2,600 at-risk and troubled youths in federally-funded vocational training programs and juvenile treatment programs operated for state and local agencies in seven states and Puerto Rico. The Company's revenues and operating income have increased from $90.8 million and $4.9 million for the year ended December 31, 1992 to $224.3 million and $15.9 million for the year ended December 31, 1996, representing compound annual growth rates of approximately 25% and 34%, respectively.

     Res-Care's growth strategy is to (i) pursue acquisitions, (ii) add programs and expand its existing programs in markets in which it currently operates and
(iii) expand into additional geographic areas in the United States. The markets for the Company's services are highly fragmented, and the Company believes that there are significant opportunities to enhance its market positions through an active acquisition program in the disabilities and at-risk and troubled youth sectors that will enable the Company to expand its operations into new geographic areas, add program offerings and establish new relationships with governmental entities. The Company intends to build upon its established relationships with governmental entities to expand its current programs and obtain contracts for additional programs in existing markets, and to develop new programs in response to societal trends and the needs of governmental agencies. The Company also intends to expand its programs to additional geographic areas which management identifies as having favorable reimbursement and operating environments. Since September 1, 1996, the Company has obtained contracts for or acquired operations of 36 facilities and programs serving approximately 800 persons with developmental and other disabilities and 20 facilities and programs serving approximately 500 at-risk and troubled youths.

MARKETS FOR THE COMPANY'S SERVICES

     There is a growing trend throughout the United States toward privatization of social services functions for special needs populations historically provided by governmental agencies as governments of all types face continuing pressure to control costs and improve the quality of services. Although the number and scope of privatized social services have increased dramatically in recent years, the Company estimates that only a relatively small percentage of these services is currently privately managed. Based on the combination of the current demographic and societal factors affecting special needs populations, the Company believes that the demand for privatized social services will continue to escalate.

     Disabilities Services

     Approximately 1.6% of the general population, or over 4.2 million individuals, are estimated as being affected to some extent with MR/DD, often with related medical or physical disabilities, to the extent that they require some level of life-long supervision and support, including supervised housing arrangements. While many of these persons are cared for by parents or other family members, an estimated 390,000 live in supervised out-of-home residential settings, of which approximately 54,000 live in supported living settings. It is estimated that there are over 4,000 providers serving the MR/DD population, including state and local governmental providers, not-for-profit organizations and other proprietary providers, which operate over

10,000 separate MR/DD facilities and programs. Funding for disabilities services programs has increased consistently over the past two decades to its current level of $22.9 billion annually, although only approximately 9% of persons with MR/DD participate in these programs due to extensive waiting lists for community living placements and day services in most states and to funding constraints.

     The Company believes that demand for community-based programs will also continue to increase as a result of a growing trend to deinstitutionalize disabilities populations. Since 1970, 39 states have closed approximately 100 large state MR/DD facilities, representing one-third of such facilities that existed in 1970. During this period, states have relocated individuals from institutional facilities to less restrictive, alternative living arrangements, such as community homes and supported living programs. Res-Care believes that service patterns to populations with disabilities will continue to shift from a highly-structured model to an individualized, service-as-needed model. This shift is attributable to a number of factors, including state and local governmental budgetary constraints, changes in public and professional attitudes toward disabilities populations, the effect of litigation and other efforts of public advocacy groups, and an aging population that has historically cared for family members with disabilities in their own homes.

     Youth Services

     The Company's Division for Youth Services provides services to at-risk and troubled youths primarily through secure and staff-secure residential treatment programs and federally-funded Job Corps centers. At one end of the spectrum are at-risk youths. These are youths who may not be functioning well in school or at home and might exhibit such behaviors as aggressive noncompliance with parents and authority figures, chronic truancy, fighting, running away and substance abuse. At the other end of the spectrum are troubled youths. These are youths who have committed serious and/or violent crimes, such as sex offenses, robberies, assaults and drug trafficking. A significant number of at-risk and troubled youths are believed to live in poverty and have been the object of neglect or physical and/or emotional abuse.

     The Company believes the market for residential, educational and vocational programs for at-risk and troubled youths is a large and growing market. Additionally, as juvenile crime and the demand for special educational and residential services for these youths continue to grow and receive increasing levels of attention from lawmakers and the general public, many industry observers have predicted that government funding for programs addressing the needs of at-risk and troubled youths, provided primarily through juvenile justice, special education and child welfare agencies at the federal, state and local levels, will continue to increase. A recent census projection stated that the number of youths in the United States between the ages of 14 and 17 years, the highest-risk juvenile group, is expected to increase by 20% from approximately 14 million in 1994 to approximately 17 million in 2005. While the youth population is expected to increase, the juvenile crime rate continues to increase at an even greater rate. Violent crime arrests per 100,000 juveniles ages 10-17 have increased approximately 72% from 1983 to 1995. In 1994, there were 2.7 million arrests of juveniles under 18 years of age, accounting for 19% of all arrests, and 35% of all property crime arrests. Contributing to this growth is the fact that reported incidents of child abuse and neglect have grown significantly in the last decade. Reports of child abuse and neglect of children have grown 45% from 2.0 million in 1985 to 2.9 million in 1993.

     The market for the provision of services to at-risk and troubled youths is highly fragmented. A 1994 National Study for Residential Care for Children survey reported that there were over 6,700 publicly and privately operated residential care facilities for children, with over 117,000 youths in the 5,957 facilities that responded to the survey. In addition, at December 31, 1996, there were 110 Job Corps centers in operation in the United States, operating at or near their capacity of approximately 40,000 students. Of such centers, approximately 70% were managed by private contractors and 30% by the federal government. Funding for the Job Corps program has been maintained or increased in each of the last ten years.

BUSINESS STRATEGY

     Res-Care strives to provide quality and caring residential, training, educational and support services through the operation of efficient and flexible programs to growing special needs populations, including persons with developmental and other disabilities and at-risk and troubled youths. To achieve this goal, the Company's business strategy is based upon the following key elements:

     Continue to Expand Leadership Position in Disabilities Services. Res-Care is the leading provider of residential, training and support services to persons with developmental disabilities, with more than 18 years operating experience in this field. Over this period, Res-Care has developed a reputation for being an operator of choice for governmental agencies and not-for-profit providers due to its established operating procedures and management infrastructure that result in efficient delivery of quality services at low cost. At the same time, Res-Care has developed unique skills in dealing with special needs individuals in difficult situations. The Company's disabilities and vocational training services operations serve as a training ground for the management and direct service personnel needed to develop, implement, transition and operate a rapidly increasing number of facilities and programs for an expanding consumer base. As Res-Care seeks to expand its disabilities services operations, it remains committed to maintaining and enhancing its "best in class" management and operating practices.

     Leverage Experience to Become a Leading Provider of Services to At-Risk and Troubled Youths. Res-Care's 20-year history of providing training and support services to special needs populations, including disadvantaged youths, has enabled it to develop a depth of management and direct services talent and established operating procedures, service delivery protocols and financial controls. As public concern and funding focus greater attention on addressing the growing number of at-risk and troubled youths within the U.S. population, the Company is well positioned to utilize its experience and core competencies to implement a broad range of programs for at-risk and troubled youths. These capabilities are enhanced by the recent addition of personnel in its Division for Youth Services with extensive juvenile correctional services experience.

     Focus on Quality Management of Existing Programs. The Company strives to enhance the delivery of its programs, and the competency of its staff to attain the positive outcomes desired for the special needs populations they serve. The Company has developed and implemented models of ongoing program evaluation and quality management which the Company believes provide critical feedback to measure the performance of its various programs. The Company believes its reputation for consistency and quality in its program offerings is an important competitive advantage which enables it to renew existing contracts and to expand services, as well as capitalize on privatization opportunities with additional governmental agencies.

     Provide Cost-Effective Solutions. The Company believes that it has a demonstrated ability to design, implement and operate residential, training, educational and support facilities and programs at a lower cost than governmental agencies and not-for-profit entities that historically have performed such services. The Company has developed proven management systems and procedures that assure efficient application of financial and human resources in order to continue to implement and maintain high quality, cost-effective alternatives to programs operated directly by governmental entities and private agencies. The Company also has developed the ability to transition effectively the operations of an acquired program to Res-Care's proven operating philosophy and system, and has been engaged on an emergency basis by government agencies and courts to manage programs where the prior operator has experienced financial or program-related difficulties.

GROWTH STRATEGY

     The Company's growth strategy involves an active acquisition program, the development of new programs in existing markets and the expansion into new geographic and service markets.

     Pursue Acquisitions. The markets for disabilities services and at-risk and troubled youth services are highly fragmented. In 1996, there were over 4,000 providers serving the MR/DD population and over 6,000 providers serving the at-risk and troubled youth population. The Company believes these fragmented markets provide significant opportunities for the Company to enhance its position through acquisitions of for-profit and not-for-profit operations and companies in these service fields. The Company intends to pursue acquisitions that will help it further penetrate existing geographic and service markets, expand its operations into new geographic areas, add complementary program types to the Company's array of service offerings and establish new relationships with state and local governmental entities and not-for-profit providers. Although the Company currently has no agreement or understanding with respect to any material acquisition, the Company continually evaluates opportunities to expand its business through acquisitions of other companies that provide services to various special needs populations and from time to time enters into discussions and letters of intent which may lead to acquisitions. No assurance can be given that future acquisitions will be consummated.

     Add New Programs and Expand Operations in Existing Markets. The Company intends to build upon established relationships with governmental contracting agencies and their administrative staffs to expand the Company's disabilities and youth services programs and to obtain contracts for additional programs in states where the Company currently operates. The Company has active and on-going development efforts focused on winning new state contracts and working with state agencies to develop new programs to be awarded on a competitive basis. In addition to its current array of programs, the Company also is actively seeking to develop new services in response to societal trends affecting the special needs populations and the requirements of governmental agencies and not-for-profit providers.

     Expand Operations into New Geographic Markets. The Company is seeking to expand the geographic scope of its disabilities and youth services offerings into additional states. This expansion may occur through acquisitions or development of new facilities and programs. In pursuing this expansion strategy, the Company seeks to identify those states or programs which have favorable reimbursement and operational environments and are receptive to privatized governmental services. The Company currently operates programs in 20 states, including expansions into California, Georgia, Illinois, Kansas, Missouri, Ohio and Oklahoma since the beginning of 1995.

SERVICES

     Disabilities Services

     Since 1978, Res-Care has provided services to persons with developmental disabilities primarily through the operation and management of group homes (generally serving six to eight individuals) and larger facilities (generally serving 40 or more individuals) that provide alternatives to placement in state institutions or traditional nursing homes or other long-term care facilities not capable of providing specialized active treatment required by these individuals. Some of Res-Care's clients have ABI, and service patterns to these individuals are similar to those for individuals with mental retardation or other developmental disabilities. Since 1992, the Company has also operated supported living programs, in which persons with disabilities reside in their own residences or apartments with outside support provided as needed. Some individuals require 24-hour staffing, while others need only drop-in services, day programs, supported employment or transportation services. Community-based settings enable persons with developmental or other disabilities to live and develop in an environment that encourages each person to achieve maximum independence and self-respect.

     The Company's programs are based predominately on individual habilitation plans designed to encourage greater independence and development of daily living skills through individualized support and training. Management believes that the breadth and quality of the Company's services and support and training programs makes the Company attractive to state and local governmental agencies and not-for-profit providers who may wish to contract with it. As of February 28, 1997, the Company was providing services to approximately 5,000 individuals in facilities and programs in 17 states. The Company's programs are designed to offer specialized support to these individuals not generally available in larger state institutions and traditional long-term care facilities. In each of the Company's programs, services are administered by Res-Care employees and contractors, such as qualified mental retardation professionals ("QMRPs"), physicians, psychologists, therapists, social workers and other direct service staff. These services include social, functional and vocational skills training, and emotional and psychological counseling and therapy as needed for each individual.

          Social Skills Training. The Company's social skills training focuses on problem solving, anger management and adaptive skills to allow individuals with disabilities to interact with others in the residential setting and in the community. Emphasis is placed on contact with the community at large as appropriate for each individual. The desired outcome is to enable each to participate in home, family and community life as fully as possible.

          Many individuals with developmental and other disabilities require behavioral intervention services. The Company provides these services through psychiatrists, psychologists and behavioral specialists, some of whom serve as consultants on a contract basis. All operations utilize a non-aversive approach to behavior management which has been pioneered by the Company and which is designed to avoid consequences involving punishment or extreme restrictions on individual rights. Behavior management techniques are employed by the interdisciplinary team and direct service staff rather than psychotropic medications to modify behavior, the goal being to minimize the use of medications whenever possible. When necessary, medications are handled in strict compliance with federal regulations.

          Functional Skills Training. The Company's functional skills training program encourages mastery of personal skills and the achievement of greater independence. As needed, individual habilitation plans may focus on basic skills training in such areas as personal hygiene and dressing, as well as more complex activities such as shopping and use of public transportation. Individuals are encouraged to participate in daily activities such as housekeeping and meal preparation as appropriate.

          Vocational Skills Training and Day Programs. The Company provides extensive vocational training or specialized day programs for all individuals served. Some individuals are able to be placed in community-based jobs, either independently or with job coaches, or may participate as part of a work team contracted for a specific service such as cleaning, sorting or maintenance. Clients not working in the community may be served through vocational workshops or day programs appropriate for their needs. The Company operates such programs and also contracts for this service with outside providers. The Company's philosophy is to enable all persons served to perform productive work in the community or otherwise develop vocational skills based on their individual abilities. Clients served by specialized day programs may be older or have physical or health restrictions which prevent them from being employed or participating in vocational programs. Specialized day programs may include further training in daily living skills, community integration or specialized recreation activities.

          Counseling and Therapy Programs. The Company's counseling and therapy programs address the physical, emotional and behavioral challenges of individuals with MR/DD or ABI. Goals of the programs include the development of enhanced physical agility and ambulation, acquisition of adaptive skills for both personal care and work, as well as the development of coping skills and the use of alternative, responsible, and socially acceptable interpersonal behaviors. Individualized counseling programs may include group and individual therapies. Occupational and physical therapies and therapeutic recreation are provided based on the assessed needs of the individual.

     At each of its operations, the Company provides comprehensive individualized support and training programs that encourage greater independence and the development of personal and vocational skills commensurate with the particular individual's capabilities. As the individual progresses, new programs are created to encourage greater independence and self-respect, and the development of additional personal or vocational skills.

     Youth Services

       Since 1976, the Company has been operating programs for disadvantaged youths through the federal Job Corps program administered by the DOL, which provides for the educational and vocational skills training, health care, employment counseling and other support necessary to enable disadvantaged youths to become responsible working adults. In December 1995, the Company began a strategic initiative to expand its Division for Youth Services and develop services that is designed to address the specific needs of at-risk and troubled youths to enable each youth to be transitioned back into the community. The youths targeted to be served through the strategic initiative range from pre-adjudicated and adjudicated youths who have entered the juvenile justice system to youths who exhibit a variety of behavioral and emotional disorders and in some instances have been diagnosed with mental retardation or another developmental disability. Programs offered for troubled youths include secure and staff-secure detention programs, boot camps, long-term treatment programs, secure transportation, tracker/mentor programs, AWOL apprehension, proctor parent programs, day treatment programs and monitoring, transition and after-care programs. At-risk youth programs include therapeutic residential programs, non-residential educational programs and the operation of an alternative school. Over time, the Company expects to continue to expand the services provided by the Company to these youths.

     The Company's programs include a variety of educational and vocational training programs and comprehensive programs for behavior change, including individual, group and family counseling and training in social and independent living skills. These programs emphasize self-esteem, academic enhancement, empathy development, critical thinking and problem solving, anger management and coping strategies, substance abuse treatment and relapse prevention. Programs are designed to increase self-control and effective problem-solving; to teach youths how to understand and consider other people's values, behaviors and feelings; to show youths how to recognize how their behavior affects other people and why others respond to them as they do; and to enable them to develop alternative, responsible, interpersonal behaviors. Although certain youths in the Company's programs require both drug therapy and treatment for use or abuse of drugs, the Company's goal is to minimize or eliminate the use of medication whenever possible. When appropriate, medication is prescribed by independent physicians and may be administered by Company personnel. Management believes that the breadth of the Company's services and its history of working with youths make the Company attractive to local, state and federal governmental agencies.

     As an integral part of its youth services program, Res-Care operates seven Job Corps centers with a contracted capacity of 2,095 persons. The Job Corps program is designed to address the severe unemployment problem faced by disadvantaged youths throughout the country. The typical Job Corps student is a 16- to 24-year old high school dropout who reads at the seventh grade level, comes from a disadvantaged background, has not held a regular job, and was living in an environment characterized by a troubled home life or other disruptive conditions. Each center offers training in several vocational areas depending upon the particular needs and job market opportunities in the region. Students are required to participate in basic education classes to improve their academic skills and to complement their vocational training. High school equivalency classes are available to obtain GED certificates. Upon graduation or other departure from the program, each student is referred to the nearest Job Corps placement agency for assistance in finding a job or enrolling in a school or training program. Approximately 70% of the students completing the program have obtained jobs or continued their education elsewhere.

OPERATIONS

     Disabilities Services

     DPD operations are under the direct supervision of the Company's Executive Vice President, Operations, Division for Persons with Disabilities, who is responsible for six geographic regions, each headed by a Vice President, and two Vice Presidents responsible for ABI operations nationally. Each Vice President supervises the senior administrators and/or administrators responsible for the various MR/DD or ABI facilities and programs under his or her control. In general, each cluster of group homes, supported living program and larger facility is overseen by an administrator. In addition, a program manager supervises a comprehensive team of professionals and community-based consultants who participate in the design and implementation of individualized programs for each individual served. QMRPs work with direct service staff and professionals involved in the programs to ensure that quality standards are met and that progress towards each individual's goals and objectives is monitored and outcomes are achieved. Individual habilitation plans are reviewed and modified by the team as needed. The operations utilize community advisory boards and consumer satisfaction surveys to solicit input from professionals, family members and advocates, as well as from the neighboring community, on how to continue to improve service delivery and increase involvement with the neighborhood or community.

     The Company's direct service staff have the most frequent contact with, and generally are recruited from, the community in which the facility or program is located. These staff members are screened to meet certain qualification requirements and receive orientation, training, and continuing education.

     The provision of disabilities services is subject to complex and substantial state and federal regulation and the Company strives to ensure that its internal controls and reporting systems comply with Medicaid reimbursement and other program requirements, policies and guidelines. The Company designs and implements programs, often in coordination with appropriate state agencies, in order to assist the state in meeting its objectives and to facilitate the efficient delivery of quality services. Management and personnel resources are devoted to keeping abreast of new laws, regulations and policy directives affecting the quality of or reimbursement for such services. In addition, the Company believes it has developed expertise in accurately predicting eligibility for Medicaid and other benefits and in processing reimbursement claims. The Company's billing system is centralized and able to take advantage of expedited payment procedures, such as electronic billing, that may be available.

     The Company has developed a model of ongoing program evaluation and quality management which the Company believes provides critical feedback to measure the quality of its various operations. Each operation conducts its own quality assurance program, the Periodic Service Review ("PSR"), which is reviewed by the responsible Vice President, Operations. Results from the PSRs are reviewed on a quarterly basis with the Executive Vice President, Operations, Division for Persons with Disabilities. Management and operational goals and objectives are established for each facility and program, as part of an annual budget and strategic planning process. A weekly statistical reporting system and quarterly statement of progress provides management with relevant and timely information on the operations of each facility. Survey results from government agencies for each operation are recorded in a database and quarterly summary reports are reviewed by senior management. The Company believes the PSR system is a vital management tool to evaluate the quality of its programs, and has been useful as a marketing tool to promote the Company's programs, since it provides more meaningful and significant data than is usually provided by routine monitoring by government agencies.

     Youth Services

        At-Risk and Troubled Youths. The Company's programs are designed to provide consistent, high quality and cost-effective education and treatment to address the needs of the various segments of the at-risk and troubled youths population. The Company generally is responsible for the overall operation of its facilities and programs, including management, general administration, staff recruitment and security and supervision of the youth in their programs. Youthtrack operations are under the direct supervision of its President, and AYS operations are under the direct supervision of the Company's Vice President, Alternative Youth Services.

     The Company has assembled an experienced team of managers, counselors and staff that blends program expertise with business and financial experience. The Company believes that its recruitment, selection and training programs generate sufficient personnel capable of implementing the Company's systems and procedures as it expands this segment of its business. The Company's staff includes teachers, counselors, mental health professionals, juvenile justice administrators and licensed clinicians.

     The Company's internal training policies require its teachers, counselors, security and other direct service staff to complete extensive training. Core training includes courses in the major Company program components such as behavior change education, positive peer culture, nonviolent crisis intervention, discipline and limit-setting, anger management and social skills training. Continuing education also is required for all staff. The Company demonstrates its commitment to its employees' professional development by offering classes and training programs, as well as tuition reimbursement benefits.

     The Company has also implemented its PSR system at the majority of its youth services programs and expects to complete implementation at the Company's remaining programs during fiscal 1997.

     The Company recognizes that, in the operation of programs for at-risk and troubled youths, a primary mission is to protect the safety of the community within a facility, as well as the neighboring community. Thus, the Company's programs emphasize security, risk assessment and close supervision by responsible and well-trained staff.

        Job Corps Centers. The Company's Job Corps centers are operated under contract with the DOL which provides the physical plant and equipment. The Company is directly responsible for the management, staffing and administration of Job Corps centers. Each center is managed by a center director, who reports to the Vice President, Job Corps, who in turn reports to the Company's Chief Executive Officer.

     A typical Res-Care Job Corps operation consists of a three tier management staff structure. The center director has the overall responsibility for day-to-day management at each facility and is assisted by several senior staff managers who typically are responsible for academics, vocational training, social skills, safety and security, health services and behavior management. Managers are assisted by front line supervisors who have specific responsibilities for such areas as counseling, food services, maintenance, finance, residential life, recreation, property, purchasing, human resources and transportation.

     A performance standards report for each center, issued by the DOL monthly, measures and assigns ratings to three primary categories of performance: (i) placement of graduates, (ii) education results, as measured by GED achievement and reading and math gains and (iii) the number of students completing a prescribed vocational curriculum to make a student job-ready. These are then combined into an overall performance rating. The ratings are derived from a comparison of the operator's performance results against predetermined standards in each category. All 110 centers are ranked against each other in these categories. Performance standards reports are reviewed by center directors and the Vice President, Job Corps, and acted upon as appropriate to address areas where improvement is needed. At February 28, 1997, the ratings of all of the centers operated by the Company exceeded the national standard established by the DOL for Job Corps centers and only one of the centers operated by the Company was ranked in the bottom quartile in the ranking of all Job Corps centers.

FACILITIES AND PROGRAMS

     The tables below set forth information as of February 28, 1997 regarding the Company's disabilities services and youth services, respectively:

                     DIVISION FOR PERSONS WITH DISABILITIES

                                                                                           INITIAL
                                                   CONTRACT             OPERATING         OPERATION
     STATE              TYPES OF PROGRAMS         CAPACITY(1)         ARRANGEMENTS        IN STATE
     -----              -----------------         -----------         ------------        ---------
California......  Larger Facilities, Group             639        Provider of Record        1995
                  Homes, Day Programs
Colorado........  Larger Facility, Supported           164        Provider of Record        1992
                  Living
Florida.........  Larger Facilities, Group             350        Provider of Record,       1983
                  Homes, ABI                                      Management Contract
Illinois........  Larger Facilities, ABI               133        Provider of Record        1995
Indiana.........  Larger Facilities, Group             840        Provider of Record        1983
                  Homes, Child Care Facility,
                  Supported Living
Kansas..........  Larger Facilities, Supported         274        Provider of Record        1995
                  Living
Kentucky........  Larger Facilities, Group             570        Provider of Record,       1978
                  Home, Supported Living, Day                     Management Contract
                  Program
Louisiana.......  Group Homes                          132        Provider of Record        1984
Missouri........  ABI                                   39        Provider of Record        1997
Nebraska........  Group Homes, Supported               348        Provider of Record        1992
                  Living, Day Program
New Mexico......  Supported Living                     173        Provider of Record        1994
Ohio............  Larger Facility, Group Homes,        133        Provider of Record        1995
                  Supported Living, Respite
                  Program
Oklahoma........  Supported Living                     145        Provider of Record        1995
Tennessee.......  Group Homes, Supported Living        281        Provider of Record,       1993
                                                                  Management Contract
Texas...........  Larger Facilities, Group             708        Provider of Record        1993
                  Homes, Day Program
West Virginia...  Larger Facility, Group Homes         303        Management Contract       1987
                                                     -----
     Total......                                     5,232

---------------

(1) Contract capacity includes, in the case of licensed facilities, the number of persons covered by the applicable license or permit, and in all other cases, the number of persons covered by the applicable contract. Contract capacity does not include capacity for day or respite programs.

                          DIVISION FOR YOUTH SERVICES

                                                                                    INITIAL
                                                                      CONTRACT     OPERATION
          STATE                       TYPES OF PROGRAMS              CAPACITY(1)   IN STATE
          -----                       -----------------              -----------   ---------
Colorado.................  Residential, Non-Residential, Secure,          467        1996
                           Medium Secure, Proctor Parent, Day
                           Treatment, Apartment Living
Florida..................  Job Corps                                      300        1983
Georgia..................  Residential, Alternative School                 60        1997
Kentucky.................  Residential                                     48        1997
Mississippi..............  Job Corps                                      280        1978
New Jersey...............  Job Corps                                      530        1995
New York.................  Job Corps                                      250        1986
Puerto Rico..............  Job Corps                                      735        1990
                                                                        -----
     Total...............                                               2,670

---------------

(1) Contract capacity includes, in the case of licensed facilities, the number of persons covered by the applicable license or permit, and in all other cases, the number of persons covered by the applicable contract.

CONTRACTS

     State Contracts. Contracts for participation as a provider of services in the Medicaid programs are regulated by federal and state agencies. Although the contracts have a stated term of one year and generally may be terminated without cause on 60 days notice, the contracts are typically renewed annually if the Company has complied with licensing, certification, program standards and other regulatory requirements. Serious deficiencies can result in delicensure or decertification actions by these agencies. As provider of record, the Company contractually obligates itself to adhere to the applicable federal and state regulations regarding the provision of services, the maintenance of records and submission of claims for reimbursement under the Medicaid Assistance Program, Title XIX of the Social Security Act and pertinent state medical assistance programs. Pursuant to provider agreements, the Company agrees to accept the payment received from the government entity as payment in full for the services administered to the individuals and to provide the government entity with information regarding the owners and managers of the Company, as well as comply with requests and audits of information pertaining to the services rendered. Provider agreements can be terminated at any time for non-compliance with the federal, state or local regulations. Reimbursement methods vary by state and are typically based on a flat-rate or cost-based reimbursement system on a per person, per diem basis. See "Management's Discussion and Analysis of Supplemental Financial Condition and Results of Operations."

     Contracts for the Company's youth services programs, excluding Job Corps, are regulated by state and local governmental entities. Contracts generally have one year terms, subject to annual renewal, or cover individuals for specific terms. The contract rate is also accepted as payment in full for services rendered.

     Management Contracts. Management contracts with states, local agencies or other providers of record typically call for the Company to manage the day-to-day operations of facilities or programs. Many of these contracts are short-term (generally a year in duration) and are subject to renewal or renegotiation provided that program standards and regulatory requirements are met. Depending upon the state's reimbursement policies and practices, management contracts provide fees to the Company computed on the basis of a fixed fee per individual (which may include some form of incentive payment), a percentage of operating expenses (so-called cost-plus contracts), a percentage of revenue or an overall fixed fee paid regardless of occupancy. The provider of record is generally paid a net operating income (facility gross revenues minus lease payment, facility operating expenses and the Company's management fee), some specified minimum amount or a fixed amount. Historically, the Company's Medicaid provider contracts and management contracts have been renewed or satisfactorily renegotiated. The Company believes its experience in this regard is consistent with the overall experience of other operators in the disabilities services business.

     Job Corps Contracts. Contracts for Job Corps centers are awarded pursuant to a rigorous bid process. After successfully bidding, the Company operates the Job Corps centers under comprehensive contracts negotiated with the DOL. Under Job Corps contracts, the Company is reimbursed for all facility and program costs related to Job Corps center operations and allowable indirect costs for general and administrative expenses, plus a predetermined management fee, normally a fixed percentage of facility and program expense.

     The contracts cover a five-year period, consisting of an initial two-year term with three one-year renewal terms exercisable at the option of the DOL. The contracts specify that the decision to exercise an option is based on an assessment of (i) the performance of the center as compared to its budget, (ii) compliance with federal, state and local regulations, (iii) qualitative assessments of center life, education, outreach efforts and placement record and
(iv) the overall rating received by the center. Shortly prior to the expiration of the five-year contract period (or earlier if the DOL elects not to exercise a renewal term), the contract is rebid, regardless of the operator's performance. The current operator may participate in the rebid process. In situations where the DOL elects not to exercise a renewal term, however, it is unlikely that the current operator will be successful in the rebidding process. It is the Company's experience that there is usually an inverse correlation between the performance ratings of the current operator and the number of competitors who will participate in the rebidding process, with relatively fewer competitors expected where such performance ratings are high.

     The Company is currently operating seven Job Corps Centers in Gulfport, Mississippi; South Bronx, New York; Miami, Florida; Edison, New Jersey; and Puerto Rico(3). The five-year period covered by the Company's Job Corps contracts generally expire in 2000, although the Gulfport and the South Bronx contracts expire in 1997 and 2001, respectively. The Company intends to selectively pursue additional centers through the Request for Proposals ("RFP") process.

MARKETING AND DEVELOPMENT

     The primary focus of the Company's marketing activities is on identifying other providers who may consider an acquisition or a management contract arrangement, and on contacting state and local governments and governmental agencies responsible for the provision of the types of disabilities services and youth services offered by the Company.

     The Executive Vice President, responsible for the Company's development department, directs the Company's marketing efforts for disabilities services and provides support as needed for the youth services marketing efforts. Responsibility for marketing activities related to youth services are divided among the following officers of the Company and its subsidiaries: the Vice President, Job Corps; the Vice President, Alternative Youth Services; and the President and Vice President, Development, of Youthtrack. Marketing activities are reviewed on a regular basis by senior management.

     In its pursuit of government contracts, the Company contacts governments and governmental agencies in geographical areas in which it operates and in others in which it has identified expansion potential. Contacts are made and maintained by both regional operations personnel and corporate development personnel, augmented as appropriate by other senior management. The Company targets new areas based largely on its assessment of the needs for its services, the system of reimbursement, the receptivity to out-of-state and proprietary operators, expected changes in the service delivery system (i.e., privatization or downsizing), the labor climate and existing competition.

     The Company also seeks to identify service needs or possible changes in the service delivery or reimbursement system of governmental entities that may be driven by changes in administrative philosophy, budgetary considerations, or pressure or legal actions brought by advocacy groups. As needs or possible changes are identified, the Company attempts to work with and provide input to the responsible governmental personnel and to work with provider associations and consumer advocacy groups to this end. If an RFP results from this process, the Company then determines whether and on what terms it will respond and participate in the competitive process.

     With regard to identifying other providers who may be acquisition or management contract candidates, the Company attempts to establish relationships with providers through presentations at national and local conferences, membership in national and local provider associations, direct contact via mail, telephone or personal visit and follow up with information packets including video presentation.

     In some cases, the Company may be contacted directly and requested to submit proposals or become a provider in order to provide services to address specific problems. These may include an emergency takeover of a troubled operation or the need to develop a large number of community placements within a certain time period.

REFERRAL SOURCES

     The Company receives substantially all of its new MR/DD clients from referrals from third parties. Generally, family members of persons with MR/DD are first made aware of available residential or alternative living arrangements through a state or local case management system. Case management systems are operated by governmental or private agencies. The Company's ABI services receive referrals from doctors, hospitals, private and workers' compensation insurers and attorneys. In either case, where it is determined that some form of MR/DD or ABI service is appropriate, a referral of one or more providers of such services is then made to family members or other interested persons. The Company generally receives referrals or placements of individuals to its AYS and Youthtrack programs through state or local agencies or entities responsible for such services, and individuals are recruited to its Job Corps programs largely through private contractors. The Company's reputation and prior experience with agency staff, case workers and others in positions to make referrals to the Company are important for building and maintaining census in the Company's operations.

COMPETITION

     The provision of disabilities services and youth services is subject to a number of competitive factors, including range and quality of services provided, cost-effectiveness, reporting and regulatory expertise, reputation in the community, and the location and appearance of facilities and programs. These markets are highly fragmented, with no single company or entity holding a dominant market share. The Company competes with other for-profit companies, not-for-profit entities and governmental agencies.

     With regard to disabilities services, individual states remain a major provider of MR/DD services, primarily through the operation of large institutions, and not-for-profit organizations are active in all states and range from small agencies serving a limited area with specific programs to multi-state organizations. Many of these organizations are affiliated with advocacy and sponsoring groups, such as community mental health and mental retardation centers and religious organizations.

     The youth services business in which the Company engages is one that other entities may easily enter without substantial capital investment or experience in management of education or treatment facilities. In addition, certain not-for-profit entities may offer education and treatment programs at a lower cost than the Company due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit companies.

     Currently, only a limited number of companies actively seek Job Corps contracts because the bidding process is highly specialized and technical and requires a significant investment of personnel and other expenses over a period of several months. Approximately one-half of the privately-operated centers are operated by the three largest operators. Competition for Job Corps contracts has increased as the DOL has made efforts to encourage new participants in the program, particularly minority-owned businesses, and as several companies with government defense contracting experience have entered the Job Corps market.

     Certain proprietary competitors operate in multiple jurisdictions and may be well capitalized. The Company also competes in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Such competition may adversely affect the Company's ability to obtain new contracts and complete acquisitions on favorable terms.

The Company faces significant competition from all of these providers in the states in which it now operates and expects to face similar competition in any state that it may enter in the future.

     Professional staff retention and development is a critical factor in the successful operation of the Company's business. The competition for talented professional personnel, such as therapists and QMRPs, is intense. The Company utilizes a standard professional service agreement for provison of services by certain professional personnel, which is generally terminable on 30 or 60 day notice. The demands of providing the requisite quality of service to persons with special needs contribute to a high turnover rate of direct service staff. Consequently, a high priority is placed on recruiting, training and retaining competent and caring personnel.

GOVERNMENT REGULATION AND REIMBURSEMENT

     The operations of the Company are subject to compliance with various federal, state and local statutes and regulations. Compliance with state licensing requirements is a prerequisite for participation in government-sponsored health care assistance programs, such as Medicaid. The following sets forth in greater detail certain regulatory considerations applicable to the Company:

     Funding Levels. Federal and state funding for the Company's disabilities services business is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease program reimbursement. Congress has historically attempted to curb the growth of federal funding of such programs, including limitations on payments to facilities under the Medicaid program. These efforts have intensified recently. Federal law requires Medicaid programs to pay rates that are reasonable and adequate to meet the costs which must be incurred by an efficient provider in order to provide services conforming with applicable laws, regulations and quality and safety standards. Although states in general have historically increased rates to compensate for inflationary factors, some have curtailed funding due to state budget deficiencies or for other reasons. In several such instances providers, acting through their state health care trade associations, have been able to negotiate or employ legal action in order to reach a compromise settlement.

     Revenues in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be proposed or under consideration in states where the Company operates.

     Reimbursement Requirements. To qualify for reimbursement under Medicaid programs, facilities and programs are subject to various requirements of participation and other requirements imposed by federal and state authorities. In order to maintain a Medicaid or state contract, certain statutory and regulatory requirements must be met. These participation requirements relate to client rights, quality of services, physical plant and administration. Long-term providers, like the Company, are subject to periodic unannounced inspection by state authorities, often under contract with the appropriate federal agency, to assure compliance with the requirements of participation in the Medicaid or state program.

     Licensure. In addition to the requirements to be met by the Company for participation in the Medicaid program, the Company's facilities and programs are usually subject to annual licensing and other regulatory requirements of state and local authorities. These requirements relate to the condition of the facilities, the quality and adequacy of personnel and the quality of services. State licensing and other regulatory requirements vary from jurisdiction to jurisdiction and are subject to change.

     Regulatory Enforcement. From time to time, the Company receives notices from regulatory inspectors that in their opinion there are deficiencies for failure to comply with various regulatory requirements. The Company reviews such notices and takes corrective action as appropriate. In most cases, the Company and the reviewing agency agree upon the steps to be taken to bring the facility or program into compliance with regulatory requirements. Serious deficiencies can result in decertification or delicensure actions by the Health Care Financing Administration or state regulatory agencies.

     Restrictions on Acquisitions and Additions. All states in which the Company currently operates have adopted laws or regulations which generally require that a state agency approve the Company as a provider and many require a determination that a need exists prior to the addition of beds or services.

     Cross Disqualifications and Delicensure. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility or program may subject other facilities and programs under common control or ownership to disqualification from participation in the Medicaid program. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals (including but not limited to officers, directors, owners and key employees) have been debarred, suspended or declared ineligible, or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities licensed with a state under common ownership or control are subject to delicensure if any one or more of such facilities are delicensed.

     Regulation of Certain Transactions. The Social Security Act, as amended by the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act"), provides for the mandatory exclusion of providers and related persons from participation in the Medicaid program if the individual or entity has been convicted of a criminal offense related to the delivery of an item or service under the Medicaid program or relating to neglect or abuse of residents. Further, individuals or entities may be, but are not required to be, excluded from the Medicaid program under certain circumstances including, but not limited to, the following: convictions relating to fraud; obstruction of an investigation of a controlled substance; license revocation or suspension; exclusion or suspension from a state or federal health care program; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; or ownership or control by an individual who has been excluded from the Medicaid program, against whom a civil monetary penalty related to the Medicaid program has been assessed, or who has been convicted of a crime described in this paragraph. The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service, or in return for purchasing, leasing or ordering any good, service or item, for which payment may be made under the Medicaid program. Other provisions in the Health Insurance Act proscribe false statements in billing and in meeting reporting requirements and in representations made with respect to the conditions or operations of facilities. A violation of the illegal remuneration statute is a felony and may result in the imposition of criminal penalties, including imprisonment for up to five years and/or a fine of up to $25,000. Further, a civil action to exclude a provider from the Medicaid program could occur. There are also other civil and criminal statutes applicable to the industry, such as those governing false billings and anti-supplementation restrictions and the new health care offenses contained in the Health Insurance Act, such as health care fraud, theft or embezzlement, false statements and obstruction of criminal investigation of health care offenses. Criminal sanctions for these new health care criminal offenses can be severe. Sanctions for the newly-enacted health care fraud offense, for example, include imprisonment for up to 20 years. The agencies administering the Medicaid program have increased their criminal and civil enforcement activity in the prevention of program fraud and abuse, including the payment of illegal remuneration.

     Environmental Laws. Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with those laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions.

     OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company including those protecting employees from exposure to elements such as bloodborne pathogens. The Company cannot predict the frequency of compliance, monitoring or enforcement actions to which it may be subject as regulations are implemented and there can be no assurance that such regulations will not adversely affect the operations of the Company.

INSURANCE

     The Company maintains professional malpractice and general liability insurance on professionals and other staff employed in each of its locations in addition to coverage for the customary risks inherent in the operation of business in general. While the Company believes its insurance policies to be adequate in amount and coverage for its current operations, there can be no assurance that coverage will continue to be available in adequate amounts or at a reasonable cost.

EMPLOYEES

     As of February 28, 1997, the Company employed 8,218 employees, including 7,308 in its Division for Persons with Disabilities, 762 in its Division for Youth Services, and 148 in its corporate offices. As of that date, the Company was not subject to collective bargaining agreements with any of its employees.

PROPERTIES

     As of December 31, 1996, the Company owned 153 properties and operated facilities and programs at 268 leased properties. All other facilities and programs are operated under management contracts.

LEGAL PROCEEDINGS

     The Company is a party to legal and/or administrative proceedings involving state program administrators and others, that, in the event of unfavorable outcomes, may affect revenues and period-to-period comparisons. In Indiana, in July 1995, the Company and other providers were notified of reimbursement rates issued retroactive to July 1, 1994 which were lower than the Company and certain other providers projected based on a settlement that had been reached with the State concerning the rate-setting methodology for larger facilities. The Company and another provider filed a lawsuit and an agreement was reached with the State under which the implementation of the new rate structure was delayed until March 1, 1996, at which time the State prospectively implemented the new rates. A preliminary injunction was denied and testimony in the trial on the merits was concluded in August 1996. There has been no decision in the case. If the State is ultimately successful on all issues it could result in a reduction of net revenues to the Company of approximately $1.3 million for the thirty months ended December 31, 1996. Any reduction would be recorded against the Company's allowance for contractual adjustments and/or net revenues, as appropriate, in the period in which the issues are resolved. Based on the outcome of the preliminary injunction proceedings, the Company is unable to predict whether it will prevail on the merits of all issues in the litigation but the opinion of its legal counsel in the case is that there is a significant likelihood that the Company will ultimately prevail on the merits of the principal issues involved, in which case the Company believes that the ultimate net effect on the results of its operations, cash flow or financial condition will not be material.


     In January 1995, the Company filed an action for declaratory judgment against the landlord of four of the Company's large facilities in Indiana to enforce a provision in the leases for such facilities to the effect that the parties would renegotiate the terms of the leases if any change in the Medicaid program becomes effective or is implemented such that reimbursement is reduced to the extent that the economic feasibility of the lease is materially and adversely affected. The parties have agreed to suspend the litigation pending the outcome of the Indiana rate litigation, and the Company is unable at this time to determine whether it will ultimately prevail in the matter. The Company subleased three other large facilities in Indiana from the same landlord. The sublease, which did not include a renegotiation provision, expired on July 31, 1996. The parties entered into a new nine-month lease expiring on April 30, 1997, on essentially the same terms and conditions as the previous sublease, which has recently been extended until December 31, 1997. These three facilities account for approximately $6.0 million in annual revenues. As a result of these matters, the Company may be compelled or may elect ultimately to reduce certain of its facility-based operations in Indiana.


     The Kentucky Department of Medicaid Services ("Kentucky") has notified the provider of record of a larger facility managed by the Company of certain adjustments to the facility cost report for the 1991 fiscal year as a result of the completion of its audit for that year. Kentucky has also audited the facility for fiscal years 1992 through 1995, but has not yet issued its audit report with respect to these years. The Company and the provider believe that Kentucky does not have the legal and factual basis for these adjustments and thus, since receipt of the notification in August 1995, have engaged in various administrative and other efforts with Kentucky to have the proposed adjustments withdrawn. To date, the parties have been unable to resolve the matter. The provider has filed an action for declaratory judgment and injunctive relief against Kentucky in which it seeks a judicial determination concerning the adjustments. The provider and the Company, in the opinion of their respective counsel for this matter, believe that there is a significant likelihood that the provider will ultimately prevail on the merits of its argument that the improper legal standards have been applied in the adjustments. The Company believes that upon application of the appropriate legal standards, the ultimate net effect of the adjustments on the results of its operations, cash flow or financial condition will not be material. However, if Kentucky ultimately prevails in the litigation and requires similar adjustments for the subsequent years under audit (fiscal years 1992 through 1995), up to $3.4 million of the provider's costs in the aggregate could be disallowed. The Company is unable at this time to determine the effect on the Company if Kentucky should prevail.

     In May 1996, legislation was passed in Florida that would significantly reduce rates effective September 1, 1996 for the operations that the Company manages in that state. Both individual consumers and a trade association filed motions in pre-existing lawsuits to stop implementation of the new rates. A preliminary injunction has been granted in one of the actions which requires the State to continue full funding of certain intermediate care facilities and services for persons with developmental disabilities pending approval of an alternate plan by the Health Care Financing Administration. In Tennessee, new regulations were scheduled to take effect October 1, 1996, which would reduce certain allowable costs to providers which could affect the management fees of the Company under its management contracts with not-for-profit providers for group homes. These regulations have been withdrawn and regulations have been proposed, but not yet enacted, that are acceptable to the providers and managers. The Company is unable, at this time, to determine the extent of the effect any such regulations will have on revenues and profit contributions.


     In March 1997, certain small providers brought an action against the Texas Department of Mental Health and Mental Retardation seeking to enjoin the implementation of a provision (not applicable to the Company) of a new reimbursement system implemented in Texas effective January 1, 1997. The new reimbursement system was the result of a settlement of litigation brought by a provider association challenging prior rate structures. The new reimbursement system has favorably affected the Company's first quarter results, and Texas has been paying under the new rates during the first quarter notwithstanding the pendency of the litigation. The judge initially granted a temporary restraining order, but such order did not take effect because the plaintiffs did not post the necessary bond. The plaintiffs continue to seek a temporary injunction restraining implementation of the challenged provision, and a further hearing on the temporary injunction has been scheduled for April 30, 1997. While management of the Company, after consultation with counsel participating in the litigation on behalf of the provider association, believes that it is not likely that the ultimate effect of the litigation (and any administrative actions that may follow) will result in the new Texas reimbursement system being set aside, an adverse ruling in the proceedings could affect period to period comparisons.


     In addition, the Company is a party to various other legal proceedings encountered in the ordinary course of business. The Company believes that many of such lawsuits are without merit. Further, such claims are generally covered by insurance. The Company does not believe the results of such litigation will have a material adverse effect on its consolidated financial condition or results of operations.

                                   MANAGEMENT

     The following table sets forth the executive officers, key employees and directors of the Company:

                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
EXECUTIVE OFFICERS AND DIRECTORS
James R. Fornear.............................  66     Chairman of the Board of Directors
Ronald G. Geary..............................  49     President, Chief Executive Officer and Director
E. Halsey Sandford...........................  64     Executive Vice President and Director
Spiro B. Mitsos..............................  66     Secretary, Treasurer and Director
Jeffrey M. Cross.............................  43     Executive Vice President, Operations, Division
                                                      for Persons with Disabilities
Seymour L. Bryson............................  59     Director
W. Bruce Lunsford............................  49     Director

OTHER KEY EMPLOYEES
R. Dan Brice.................................  50     Acting Executive Vice President, Finance and
                                                        Administration
Donald B. Rice...............................  45     President, Youthtrack, Inc.
Stanley M. Goldstein.........................  44     President, Premier Rehabilitation Centers
Sergei N. Davidenkoff........................  51     Vice President, Job Corps
Ralph G. Gronefeld...........................  38     Vice President, Alternative Youth Services
David S. Waskey..............................  45     General Counsel
Diana L. Fornear.............................  45     Vice President, Human Resources

     James R. Fornear, the founder of the Company, has served as Chairman of the Board of the Company since 1984. Mr. Fornear was the President of the Company from 1974 to 1990 and was Chief Executive Officer of the Company from 1989 to 1993. Mr. Fornear is the father of Diana L. Fornear.

     Ronald G. Geary, an attorney and certified public accountant, has served as a director and President of the Company since February 1990 and as Chief Executive Officer of the Company since 1993. Prior to being named Chief Executive Officer, Mr. Geary was Chief Operating Officer of the Company from 1990 to 1993. From 1989 to 1990, he was Assistant Secretary of State of the Commonwealth of Kentucky.

     E. Halsey Sandford has been a director of the Company since 1984 and has been Executive Vice President since 1992. From 1965 to 1992, Mr. Sandford was in charge of corporate finance for J.J.B. Hilliard, W. L. Lyons, Inc., a New York Stock Exchange member firm based in Louisville, Kentucky engaged in the investments and stock brokerage business and from 1972 to 1992 served as a Director and Senior Vice President.

     Spiro B. Mitsos, Ph.D., a psychologist, has been Secretary and Treasurer of the Company since 1984 and a director of the Company since 1974. Dr. Mitsos provides psychological consultation services to facilities operated by the Company. Dr. Mitsos has served as an adjunct faculty member at Southern Illinois University, the University of Kentucky and the University of Evansville. Dr. Mitsos is a past President of the Indiana Planning and Advisory Board for Developmental Disabilities.

     Jeffrey M. Cross has been employed by the Company since 1984, with the exception of the period between 1987 and 1989. In 1991, he was named vice president for operations in Kentucky and Indiana. Mr. Cross currently serves as Executive Vice President, Operations for the Division for Persons with Disabilities, a position he has held since 1994.

     Seymour L. Bryson, Ph.D. has served as a director of the Company since 1989. Since 1984, Dr. Bryson has held several administrative positions with Southern Illinois University at Carbondale, including professor in the University's Rehabilitation Institute, Dean of the College of Human Resources, Special Assistant to the Chancellor, Executive Assistant to the President and Executive Assistant to the Chancellor.

     W. Bruce Lunsford, an attorney and certified public accountant, has served as a director of the Company since 1992. Since 1985, Mr. Lunsford has served as Chairman of the Board, President and Chief Executive Officer of Vencor, Incorporated, a diversified healthcare provider primarily focusing on the needs of the elderly. Mr. Lunsford is a director of National City Corporation, a bank holding company, and Churchill Downs, Incorporated.

     R. Dan Brice, a certified public accountant, has been employed by the Company since 1990 and has served as Controller of the Division for Persons with Disabilities and as Director of Accounting Services. Since November 1996, he has served as Acting Executive Vice President of Finance and Administration. In February 1997, Mr. Brice was also named Vice President of Corporate Finance, Administration and Division of Youth Services Accounting.

     Donald B. Rice has served as President and Chief Executive Officer of Youthtrack since 1995. From 1990 to 1995, Mr. Rice served as a management and financial consultant to public and private sector clients, with particular emphasis on clients serving persons with developmental disabilities. From 1977 to 1990, Mr. Rice served in various positions in the Colorado state government, most recently as Associate Director of the Colorado Department of Institutions.

     Stanley M. Goldstein founded Premier Rehabilitation Centers, a provider of services to persons with ABI, in 1989 and joined the Company in January 1997 following the Company's acquisition of Premier. For more than 10 years prior to 1989, Mr. Goldstein held various management positions in the health care field.

     Sergei N. Davidenkoff began working in the Company's Division for Youth Services in 1984 and was promoted to his current position as Vice President, Job Corps in 1991. Mr. Davidenkoff has over 25 years of experience in Job Corps center operations.

     Ralph G. Gronefeld, Jr., a certified public accountant, was named Vice President, Alternative Youth Services in January 1997. From July 1995 through March 1996, he served as interim senior administrator for the Company's west region in its Division for Persons with Disabilities and, in December 1995, was elected to the board of directors of Youthtrack. From November 1990 until June 1995, Mr. Gronefeld served as President of Total Color Corporation, a graphic arts firm in Louisville.

     David S. Waskey joined the Company as General Counsel in May 1992. Prior to that time, he practiced law with the Louisville, Kentucky office of Alagia, Day, Trautwein & Smith. Before beginning the practice of law in 1984, Mr. Waskey was a certified public accountant in public practice.

     Diana L. Fornear, Vice President of Human Resources of the Company since January 1992, has served the Company in a number of capacities since 1979 including Director of Employee Benefits and Risk Management and Chief Personnel Officer. Ms. Fornear is the daughter of James R. Fornear.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of March 15, 1997, and as adjusted to reflect the sale of the shares of Common Stock in this offering, certain information with respect to beneficial ownership of the Common Stock by (i) each person or entity known by the Company to own beneficially more than 5% of the Common Stock outstanding, (ii) each director of the Company, (iii) all executive officers and directors of the Company as a group and (iv) the Selling Shareholders. Except as indicated by footnote, the persons or entities named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                          BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING                           AFTER OFFERING
                                          ---------------------                      ---------------------
                                          NUMBER OF               NUMBER OF SHARES   NUMBER OF
                  NAME                      SHARES     PERCENT     BEING OFFERED       SHARES     PERCENT
                  ----                    ----------   --------   ----------------   ----------   --------
DIRECTORS, EXECUTIVE OFFICERS, AND
  5% BENEFICIAL OWNERS

James R. Fornear(1)(2)..................   1,724,932     17.1%         225,000        1,499,932     12.7%
Margaret H. Fornear(1)(2)...............   1,354,106     13.5          225,000        1,129,106      9.6
Ronald G. Geary(2)(3)...................     868,329      8.4           65,000          803,329      6.6
E. Halsey Sandford(4)...................     272,050      2.6          100,092          171,958      1.5
Spiro B. Mitsos(5)......................     388,170      3.8           50,000          338,170      2.8
Jeffrey M. Cross(6).....................      22,150        *               --           22,150        *
Seymour L. Bryson(7)....................      12,375        *               --           12,375        *
W. Bruce Lunsford(8)....................      21,750        *               --           21,750        *
OTHER SELLING SHAREHOLDERS

Andrew Eckman(9)........................      82,353        *           10,000           72,353        *
David H. Fornear........................     111,715      1.1           19,250           92,465        *
Diana L. Fornear(10)....................     145,514      1.4            5,000          140,514      1.2
Stanley M. Goldstein(11)................     268,036      2.7          227,722           40,314        *
Joseph Parris(12).......................     262,500      2.6           30,000          232,500      2.0
Estella J. Wesley.......................      97,133      1.0           10,000           87,133        *
Walter A. Winshall(13)..................     141,214      1.4          123,936           17,278        *
All executive officers and directors as
  a group (7 persons)(14)...............   3,309,756     32.5%         440,092        2,869,664     24.4%


---------------

  *  Less than 1%.


 (1) As husband and wife, James R. Fornear and Margaret H. Fornear each may be deemed to be the beneficial owner of the shares of Common Stock owned by the other pursuant to the applicable rules of the Commission. Such beneficial ownership is disclaimed by each of Mr. Fornear and Mrs. Fornear. Does not include 883,132 shares to be owned beneficially by the Fornears' adult children after the offering.


 (2) The address of such person is c/o Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223.

 (3) Includes 300,297 shares subject to options that are presently exercisable, 750 shares held by a family member and 1,232 shares held as of September 30, 1996 for the benefit of Mr. Geary by the Retirement Savings Plan over which Mr. Geary has no voting power but does have investment power.

 (4) Includes 226,350 shares subject to options that are presently exercisable. Does not include 68,000 shares held in trust for the benefit of Mrs. Sandford and their children for which Mrs. Sandford is trustee and over which Mr. Sandford has no voting or investment power and as to which he disclaims beneficial ownership.

 (5) Represents shares owned jointly by Dr. Mitsos and Mrs. Mitsos with respect to which each have shared voting and investment power.

 (6) Represents shares owned jointly by Mr. Cross and Mrs. Cross with respect to which each has shared voting and investment power. Includes 21,550 shares subject to options that are presently exercisable.

 (7) Includes 6,750 shares subject to options that are presently exercisable.

 (8) Includes 6,750 shares subject to options that are presently exercisable.


 (9) Includes 2,445 shares held in trust for minor children.


(10) Includes 51 shares held in the Company's employee stock purchase plan, 898 shares held for the benefit of Ms. Fornear by the Retirement Savings Plan over which Ms. Fornear has no voting power but does have investment power, and 15,720 shares subject to options that are presently exercisable.

(11) Includes 40,314 shares held in escrow on behalf of Mr. Goldstein and over which he has investment and voting power.


(12) Includes 40,000 shares held jointly with spouse.



(13) Includes 17,278 shares held in escrow on behalf of Mr. Winshall and over which he has investment and voting power.



(14) Includes 561,697 shares subject to options that are presently exercisable.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., Montgomery Securities and Equitable Securities Corporation as representatives of the several underwriters (the "Representatives") have agreed, severally, to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock set forth below opposite their respective names.


                                                              NUMBER OF
                    NAME OF UNDERWRITER                        SHARES
                    -------------------                       ---------
J.C. Bradford & Co. ........................................
Montgomery Securities.......................................
Equitable Securities Corporation............................
                                                              ---------
          Total.............................................  2,591,000
                                                              =========


     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a concession
not in excess of $          per share to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 388,650 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 2,591,000 shares are being offered.


     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with the Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the Offering.

     The Company, its executive officers and directors and the Selling Shareholders have agreed that they will not, without the prior written consent of J.C. Bradford & Co., issue, sell, transfer, assign or otherwise dispose of any shares of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to 90 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

     J.C. Bradford & Co. and Equitable Securities Corporation have, from time to time, provided investment banking and financial advisory services for the Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and Selling Shareholders by Reed Weitkamp Schell Cox & Vice, Louisville, Kentucky. Certain legal matters in connection with this offering will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland and the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The supplemental consolidated financial statements and schedule of Res-Care, Inc. and its subsidiaries as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Res-Care, Inc. and its subsidiaries as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to any contracts, agreements or other documents filed as an exhibit to, or incorporated by reference in, the Registration Statement are qualified in all respects to the copy of such contract, agreement or other document filed as an exhibit or incorporated by reference in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, together with exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Commission listed above or through the Commission's Internet web site. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-20372) pursuant to the 1934 Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     2.  The Company's Current Report on Form 8-K dated March 19, 1997;

     3. The Registration Statement on Form 8-A with respect to Res-Care Common Stock dated June 25, 1992; and

     4. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Res-Care, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223, Attention: R. Dan Brice, telephone: (502) 394-2100.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2

Supplemental Consolidated Balance Sheets at December 31,
  1995 and 1996.............................................  F-3

Supplemental Consolidated Statements of Income for the Years
  Ended December 31, 1994, 1995 and 1996....................  F-4

Supplemental Consolidated Statements of Shareholders' Equity
  for the Years Ended December 31, 1994, 1995 and 1996......  F-5

Supplemental Consolidated Statements of Cash Flows for the
  Years Ended December 31, 1994, 1995 and 1996..............  F-6

Notes to Supplemental Consolidated Financial Statements.....  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Res-Care, Inc.:

     We have audited the accompanying supplemental consolidated balance sheets of Res-Care, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related supplemental consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental consolidated financial statements give retroactive effect to the merger of Res-Care, Inc. and the partnership interests in Premier Rehabilitation Centers effective January 1, 1997, which has been accounted for as a pooling-of-interests as described in notes 1 and 13 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after annual financial statements covering the date of consummation of the business combination are issued.

     In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Res-Care, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                          KPMG PEAT MARWICK LLP

Louisville, Kentucky
February 28, 1997

                        RES-CARE, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31
                                                                ---------------------------
                                                                 1995                1996
ASSETS                                                          -------            --------
                                                                       (IN THOUSANDS,
                                                                     EXCEPT SHARE DATA)
Current assets:
  Cash and cash equivalents.................................    $ 7,461            $  7,932
  Accounts and notes receivable, less allowance for
    contractual adjustments of $1,911 in 1995 and $1,945 in
    1996 (note 5)...........................................     26,288              33,996
  Inventories...............................................        468                 656
  Deferred income taxes (note 7)............................      2,313               2,498
  Prepaid expenses..........................................      1,217               1,961
                                                                -------            --------
         Total current assets...............................     37,747              47,043
                                                                -------            --------
Property and equipment, at cost (note 10):
  Land and land improvements................................      1,677               4,556
  Leasehold improvements....................................      2,444               2,932
  Buildings.................................................     30,056              35,900
  Furniture and equipment...................................      5,463               7,761
                                                                -------            --------
                                                                 39,640              51,149
  Less accumulated depreciation and amortization............     (5,164)             (7,568)
                                                                -------            --------
         Net property and equipment.........................     34,476              43,581
                                                                -------            --------
Excess of acquisition cost over net assets acquired, less
  accumulated amortization of $216 in 1995 and $633 in 1996
  (note 10).................................................      8,521              14,558
Other assets (note 4).......................................      6,696              10,130
                                                                -------            --------
                                                                $87,440            $115,312
                                                                =======            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (note 5)................    $   458            $    369
  Trade accounts payable....................................      4,556               5,241
  Accrued expenses (note 6).................................     13,578              16,059
  Accrued income taxes (note 7).............................      2,032               2,021
                                                                -------            --------
         Total current liabilities..........................     20,624              23,690
                                                                -------            --------
Long-term liabilities.......................................        429               1,421
Long-term debt (note 5).....................................     18,644              30,672
Deferred income taxes (note 7)..............................        637               1,361
                                                                -------            --------
         Total liabilities..................................     40,334              57,144
                                                                -------            --------
Commitments and contingencies (note 11).....................
Minority interest in equity of consolidated subsidiary......         37                  73
Shareholders' equity (notes 1 and 9):
  Preferred stock, no par value, authorized 1,000,000
    shares, no shares issued or outstanding.................         --                  --
  Common stock, no par value, authorized 20,000,000 shares,
    issued 13,837,500 shares................................     15,535              15,535
  Additional paid-in capital................................      2,297               4,035
  Retained earnings.........................................     33,247              42,314
                                                                -------            --------
                                                                 51,079              61,884
  Less cost of common shares in treasury (4,026,522 shares
    in 1995 and 3,803,822 shares in 1996)...................     (4,010)             (3,789)
                                                                -------            --------
         Total shareholders' equity.........................     47,069              58,095
                                                                -------            --------
                                                                $87,440            $115,312
                                                                =======            ========

   See accompanying notes to supplemental consolidated financial statements.

                        RES-CARE, INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                        YEARS ENDED DECEMBER 31
                                                                ---------------------------------------
                                                                   1994          1995          1996
                                                                -----------   -----------   -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Net revenues (note 8).......................................     $142,958      $177,428      $224,265
  Facility and program expenses:
    Wages, salaries and benefits..............................       77,098        99,035       125,664
    Purchased services........................................        7,219         8,120         9,274
    Supplies and other expenses...............................       42,673        49,592        59,940
                                                                   --------      --------      --------
                                                                    126,990       156,747       194,878
  Operating expenses:
    Corporate general and administrative......................        6,085         7,161         9,813
    Depreciation and amortization.............................        1,443         2,196         3,683
    Compensation -- stock options (note 9)....................           27            27             4
                                                                   --------      --------      --------
            Total operating expenses..........................        7,555         9,384        13,500
                                                                   --------      --------      --------
            Total facility, program and operating expenses....      134,545       166,131       208,378
                                                                   --------      --------      --------
    Operating income..........................................        8,413        11,297        15,887
  Other expenses (income):
    Interest expense (note 5).................................          164           630         1,351
    Interest income...........................................         (752)         (851)         (458)
    Loss (gain) from sale of assets (note 2)..................           14          (489)           (4)
                                                                   --------      --------      --------
            Total other expenses (income), net................         (574)         (710)          889
                                                                   --------      --------      --------
  Minority interest in (income) loss of consolidated
    subsidiary................................................           --             3           (37)
  Income from continuing operations before income taxes.......        8,987        12,010        14,961
  Income taxes (note 7).......................................        3,862         4,699         5,518
                                                                   --------      --------      --------
  Income from continuing operations...........................        5,125         7,311         9,443
  Discontinued operations (note 3):
    Income from operation of unconsolidated affiliate sold,
       net of applicable income taxes of $92 in 1994 and $37
       in 1995................................................        1,054           428            --
    Gain from sale of unconsolidated affiliate, net of
       applicable income taxes of $6,270......................           --         8,819            --
                                                                   --------      --------      --------
  Net income..................................................     $  6,179      $ 16,558      $  9,443
                                                                   ========      ========      ========
  Income per share data:
    Income from continuing operations per share...............     $   0.51      $   0.73      $   0.91
    Income from discontinued operations per share.............         0.10          0.04            --
    Gain from sale of discontinued operations per share.......           --          0.87            --
                                                                   --------      --------      --------
  Net income per share........................................     $   0.61      $   1.64      $   0.91
                                                                   ========      ========      ========
  Pro forma income data (unaudited) (note 7):
    Net income as reported....................................     $  6,179      $ 16,558      $  9,443
    Pro forma adjustment to provision for income taxes........          (18)          (56)         (292)
                                                                   --------      --------      --------
    Pro forma net income......................................     $  6,161      $ 16,502      $  9,151
                                                                   ========      ========      ========
    Pro forma net income per share............................     $   0.61      $   1.63      $   0.88
                                                                   ========      ========      ========
    Weighted average shares used in per share calculation.....       10,084        10,093        10,432

   See accompanying notes to supplemental consolidated financial statements.

                        RES-CARE, INC. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                     ---------------------------------------------------------------------
                                       COMMON STOCK     ADDITIONAL               TREASURY STOCK
                                     ----------------    PAID-IN     RETAINED   ----------------
                                     SHARES   AMOUNT     CAPITAL     EARNINGS   SHARES   AMOUNT     TOTAL
                                     ------   -------   ----------   --------   ------   -------   -------
                                                                (IN THOUSANDS)
Balance at December 31, 1993.......  13,838   $15,535     $2,052      $ 9,873    4,469   $(4,450)  $23,010
Constructive retirement of treasury
  stock to be used in pooling
  transaction......................    (409)     (458)        51           --     (409)      407        --
Shares issued to effect Premier
  pooling-of-interests (notes 1 and
  13)..............................     409       458        (70)         541       --        --       929
Net income.........................      --        --         --        6,179       --        --     6,179
Exercise of stock options..........      --        --         56           --       (4)        5        61
Contributions by Premier, net......      --        --         --          100       --        --       100
                                     ------   -------     ------      -------    -----   -------   -------
Balance at December 31, 1994.......  13,838    15,535      2,089       16,693    4,056    (4,038)   30,279
Net income.........................      --        --         --       16,558       --        --    16,558
Exercise of stock options..........      --        --        208           --      (29)       28       236
Distributions by Premier, net......      --        --         --           (4)      --        --        (4)
                                     ------   -------     ------      -------    -----   -------   -------
Balance at December 31, 1995.......  13,838    15,535      2,297       33,247    4,027    (4,010)   47,069
Net income.........................      --        --         --        9,443       --        --     9,443
Exercise of stock options..........      --        --      1,738           --     (223)      221     1,959
Distributions by Premier, net......      --        --         --         (376)      --        --      (376)
                                     ------   -------     ------      -------    -----   -------   -------
Balance at December 31, 1996.......  13,838   $15,535     $4,035      $42,314    3,804   $(3,789)  $58,095
                                     ======   =======     ======      =======    =====   =======   =======

   See accompanying notes to supplemental consolidated financial statements.

                        RES-CARE, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31
                                                              -------------------------------
                                                               1994        1995        1996
                                                              -------    --------    --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 6,179    $ 16,558    $  9,443
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................    1,443       2,196       3,683
    Provision for contractual adjustments...................      738         575         800
    Deferred income taxes -- net............................     (814)       (672)        539
    Provision for compensation -- stock options.............       27          27           4
    Income from operation of unconsolidated affiliate sold,
     net of applicable income tax expense...................   (1,054)       (428)         --
    Gain from sale of unconsolidated affiliate, net of
     applicable income tax expense of $6,270................       --      (8,819)         --
    Loss (gain) from sale of assets.........................       14        (489)         (4)
    Income (loss) applicable to minority interest of
     consolidated subsidiary................................       --          (3)         37
  Change in operating assets and liabilities:
    Increase in accounts and notes receivable...............   (1,453)     (9,866)     (8,419)
    (Increase) decrease in inventories......................      (41)          5        (157)
    (Increase) decrease in prepaid expenses.................       11        (341)       (645)
    Increase in other assets................................     (127)       (537)       (102)
    Increase (decrease) in trade accounts payable...........     (671)        887         660
    Increase in accrued expenses............................       32       3,343       2,110
    Increase (decrease) in accrued income taxes.............      (58)      1,736         488
    Decrease in long-term liabilities.......................       --         (87)       (325)
                                                              -------    --------    --------
        Net cash provided by operating activities...........    4,226       4,085       8,112
                                                              -------    --------    --------
Cash flows from investing activities:
  Decrease in advances to unconsolidated affiliate sold.....      136         586          --
  Dividend from unconsolidated affiliate sold...............       --       3,024          --
  Proceeds from sale of unconsolidated affiliate, net of
    costs...................................................       --      16,425          --
  Payment of income taxes associated with the gain from sale
    of unconsolidated affiliate.............................       --      (6,270)         --
  Redemption of short-term investment.......................    1,545          --          --
  Proceeds from sale of assets..............................      770         541           7
  Purchase of property and equipment........................   (3,671)    (12,531)     (5,721)
  Acquisitions of businesses................................   (2,475)    (17,773)    (12,718)
  Purchase of mortgages.....................................     (340)         --          --
  Payments received on notes from sale of assets............       39          39          39
  Deferred start-up costs...................................     (213)     (1,291)     (2,269)
                                                              -------    --------    --------
        Net cash used in investing activities...............   (4,209)    (17,250)    (20,662)
                                                              -------    --------    --------
Cash flows from financing activities:
  Net borrowings under notes payable to bank................    1,038      10,172      12,006
  Repayment of notes payable................................     (740)       (113)        (66)
  Proceeds received from exercise of stock options..........       34         209       1,457
  Partnership contributions (distributions).................      100          (4)       (376)
  Contribution from minority interest of consolidated
    subsidiary..............................................       --          40          --
                                                              -------    --------    --------
        Net cash provided by financing activities...........      432      10,304      13,021
                                                              -------    --------    --------
Increase (decrease) in cash and cash equivalents............      449      (2,861)        471
Cash and cash equivalents at beginning of year..............    9,873      10,322       7,461
                                                              -------    --------    --------
Cash and cash equivalents at end of year....................  $10,322    $  7,461    $  7,932
                                                              =======    ========    ========

   See accompanying notes to supplemental consolidated financial statements.

                        RES-CARE, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation and Description of Business

     The supplemental consolidated financial statements have been prepared to give retroactive effect to the acquisition of the partnership interests in Premier Rehabilitation Centers (Premier) as described in Note 13. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements reflect the consolidated financial position of Res-Care, Inc. and its wholly owned and majority-owned subsidiaries (the Company) prior to the date of consummation; however, they will become the historical consolidated financial statements of the Company after annual financial statements covering the date of consummation of the business combination are issued. Intercompany transactions and balances are eliminated in consolidation.

     The Company receives revenues primarily from the delivery of residential, training, educational and support services to various populations with special needs, including persons with mental retardation and other developmental disabilities and at-risk troubled youths that have typically been provided by state and local government agencies and not-for-profit organizations.

  Net Revenues

     Disabilities Services: Client services are provided at rates established at the time services are rendered. Payments for services rendered to clients covered by Medicaid are generally less than the Company's established rates. Contractual allowances and adjustments are recorded to reflect the difference between established rates and expected reimbursement. Retroactively calculated contractual adjustments are accrued on an estimated basis in the periods the related services are rendered and recorded as adjustments to revenues in future periods when final settlements are determined.

     Revenues are derived primarily from state government agencies under the Medicaid reimbursement system and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid system.

     Revenues in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be proposed in states where the Company operates. Some states are considering initiating managed care plans for persons served in the Medicaid programs. At this time, the Company cannot determine the impact of such changes, or the effect of any possible Congressional actions.

     Youth Services: Revenues include amounts reimbursable under cost reimbursement contracts with the U.S. Department of Labor for operating Job Corps centers. The contracts provide for payments based on per diem rates or cost reimbursement formulas. Under government regulations, the Company is reimbursed its allowable indirect costs for general and administrative expenses, plus a predetermined fee. Final determination of amounts due under the contracts is subject to audit and review by the U.S. Department of Labor.

     Juvenile treatment revenues are derived primarily from state awarded contracts and from state agencies under various reimbursement systems. Reimbursement from state or locally awarded contracts varies per facility or program, and is typically paid via fixed contract amounts, flat rates, or cost-based rates.

     For both disabilities services and youth services, expenses are subject to examination by agencies administering the contracts and services. Management believes that adequate provisions have been made for potential adjustments arising from such examinations. Revenues and accounts receivable are recorded net of estimated allowances and adjustments. Provision for bad debt expense, if any, is provided for in the period the expense is determined by management.

                        RES-CARE, INC. AND SUBSIDIARIES

  Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Depreciation and Amortization

     Depreciation and amortization are provided over the estimated useful lives of the assets, principally by the straight-line method. Estimated useful lives for buildings are 20-40 years. Leasehold improvements are generally amortized over the life of the respective leases. The useful lives of furniture and equipment vary from three to seven years. The Company acts as custodian of assets where the Company has contracts to operate facilities or programs owned or leased by the U.S. Department of Labor, various states and private providers.

     The excess of acquisition cost over net assets acquired and the cost of licenses are amortized over 20-30 years using the straight-line method. The Company assesses the recoverability of goodwill and other intangibles as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections.

  Inventories

     Inventories consist principally of supplies, food and linens and are stated at the lower of cost (first-in, first-out method) or market.

  Deferred Start-Up Costs

     Deferred start-up costs are reimbursable under applicable state regulations and include administrative and staff salaries, rent, professional fees, insurance and other costs incurred during the period prior to operation of the various facilities. These costs are amortized on a straight-line method over periods ranging from five to seven years, consistent with applicable state reimbursement regulations.

  Income Taxes

     The Company accounts for income taxes under the asset and liability method. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

     Pro forma summarized information has been presented as an addendum to the supplemental consolidated statements of income to include the impact of income taxes as if Premier's partnership operations had been taxed as a corporation.

  Per Share Data

     The Company's Board of Directors authorized a three-for-two stock split to be distributed on June 4, 1996, to shareholders of record on May 24, 1996. All share and per share data included in this annual report have been restated to reflect the stock split. Per share data is based on the weighted average number of common shares and common share equivalents outstanding during the period.

                        RES-CARE, INC. AND SUBSIDIARIES

     Per share amounts have also been restated to reflect the issuance of 409,250 shares of common stock in the Premier acquisition.

  Insurance

     The Company maintains insurance in the form of commercial general liability and commercial umbrella liability policies, which include malpractice insurance. Management intends to maintain such coverages in the future and is of the opinion that insurance coverages are adequate to cover any potential losses on asserted claims. Management is unaware of any incidents which would ultimately result in a loss in excess of the Company's insurance coverages. In addition, the Company self-insures group health insurance for its employees. Such self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The Company has an annual stop-loss limit of $125,000 for each covered individual.

     Workers' compensation policies covering all operations except for New York, West Virginia, Ohio and Puerto Rico are covered under large deductible or retrospective policies. The Company is responsible for paying the first $250,000 of each claim until the total of all claims exceeds the aggregate stop loss. The insurance company is responsible for the claim in excess of the deductible and for all claims in excess of the aggregate stop loss. At this time, no claim is likely to exceed the deductible and all claims are not likely to exceed the aggregate stop loss. Estimated future payments have been expensed.

  Financial Instruments

     Various methods and assumptions were used by the Company in estimating its fair value disclosures for significant financial instruments. Fair values of cash and cash equivalents, short-term investments, accounts and notes receivable and trade accounts payable approximate their carrying amount because of the short maturity of those investments. The fair value of short-term debt approximates its carrying amount. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company, and approximates its carrying value as interest rates are variable.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in 1994 and 1995 have been reclassified to conform with the 1996 presentation.

2.  CASH HELD IN ESCROW

     On May 31, 1988, the Company sold the assets of a facility. In conjunction with the sale, $541,000 of the sale proceeds were deferred to provide for certain contingencies relating to periods prior to sale. In the fourth quarter of 1995, funds held in escrow were returned and the Company recognized a one-time credit of $507,000, net of expenses.

3.  DISCONTINUED OPERATIONS

     On May 31, 1995, the Company sold all of its stock in its unconsolidated affiliate, Home Care Affiliates, Inc. ("HCAI"), to Housecall Medical Resources, Inc. of Atlanta, Georgia, for $17.5 million in cash before

                        RES-CARE, INC. AND SUBSIDIARIES
accounting for other costs of $2.0 million. The Company owned 68% of the stock of HCAI, a provider of home nursing and related home health services, a business separate from that of the Company. Due to certain provisions of the shareholder agreement, HCAI was accounted for as an unconsolidated affiliate. The effect of the sale of the Company's interest in HCAI has been reported in the accompanying financial statements as a discontinued operation.

     The Company provided managerial and administrative services to a division of HCAI under an administrative management agreement. Administrative expenses include personnel, management, accounting, risk management, benefits management, purchasing and various other services, and amounted to approximately $838,000 for the year ended December 31, 1994. For the five months ended May 31, 1995, the approximate amount was $433,000. The Company will continue to provide these services under a separate administrative services agreement that expires May 31, 1999.

4.  OTHER ASSETS

     Other assets are as follows:

                                                                 DECEMBER 31
                                                              -----------------
                                                               1995      1996
                                                              ------    -------
                                                               (IN THOUSANDS)
Long-term receivables and advances to managed facilities....  $  963    $ 1,102
Deferred start-up costs, net of accumulated amortization....   1,605      3,456
Licenses, net of accumulated amortization...................   3,104      3,013
Other assets................................................   1,024      2,559
                                                              ------    -------
                                                              $6,696    $10,130
                                                              ======    =======

5.  DEBT

     Long-term debt consists of the following:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Revolving credit facility with banks........................  $10,563    $26,196
Variable rate term loan payable to a bank with interest set
  at "prime rate" or "Euro-rate" as of December 31, 1995.
  Interest payments are due monthly in arrears with unpaid
  principal due April 30, 1999. The rate was 7.1% as of
  December 31, 1995. The note was paid in full during
  1996......................................................    3,500         --
Notes payable to Beverly Health and Rehabilitation Services, with interest rates of 9.0% on the original $600 and 7.5%
  on the remaining $3,000. These notes are secured by a deed of trust for real estate. The $600 note is payable in
  annual installments of $100, with final payment due April
  30, 2001. The remaining notes are due at maturity on April
  30, 2001..................................................    3,600      3,500
Variable rate term loan, 9.75% at December 31, 1995, secured by Premier accounts receivable, payable in monthly
  installments. This note was refinanced and paid in full
  during 1996...............................................      263         --

                        RES-CARE, INC. AND SUBSIDIARIES

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Term loan, 8.75%, secured by the business assets of Premier, payable in monthly installments. This note, originally due
  in 1999, was paid in full in January 1997.................       --        198
Mortgage notes, 9.5%, secured by real estate. These notes,
  originally due in 2000 and 2019, were paid in full in
  January 1997..............................................    1,064      1,050
Other.......................................................      112         97
                                                              -------    -------
                                                               19,102     31,041
Less current portion........................................      458        369
                                                              -------    -------
                                                              $18,644    $30,672
                                                              =======    =======

     On December 23, 1996, the Company entered into a new revolving credit facility with its banks: PNC Bank, Kentucky, Inc.; National City Bank of Kentucky; SunTrust Bank, Nashville, N.A.; and Bank One, Kentucky, N.A. The facility provides for a maximum borrowing of $65 million, including up to $10 million in letters of credit. It expires and is due at maturity in December 2001, subject to extension. The credit facility is secured by all accounts receivable and general intangibles of the Company. As of December 31, 1996, letters of credit in the amount of $3.5 million were outstanding. Under the facility, the Company is provided a cash management system in which accounts are replenished daily for checks clearing the previous day. Account replenishments are applied against the outstanding borrowing.

     As of December 31, 1996, uncleared checks in the amount of $3.1 million were outstanding and are reflected in long-term debt. The agreement contains certain covenants pertaining to net worth, current ratio, debt service coverage ratios and ratio of total indebtedness to cash flow from operations. The Company was in compliance with all covenants as of December 31, 1996. The interest rate was 6.9% and 6.4% as of December 31, 1995, and 1996, respectively.

     Interest expense was $164, $630, and $1,351 in the years 1994, 1995 and 1996, respectively. During 1995, $136 of interest paid was capitalized as part of the purchase and renovation of a corporate office building.

     Maturities of long-term debt are as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31
                                                              --------------
                                                              (IN THOUSANDS)
1997........................................................     $   369
1998........................................................         107
1999........................................................         108
2000........................................................         101
2001........................................................      30,356
                                                                 -------
                                                                 $31,041
                                                                 =======

                        RES-CARE, INC. AND SUBSIDIARIES

6.  ACCRUED EXPENSES

     Accrued expenses are as follows:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Accrued trade payables......................................  $ 1,628    $ 2,064
Accrued wages and payroll taxes.............................    4,599      5,620
Accrued vacation............................................    1,357      1,710
Accrued workers' compensation...............................    1,591      1,395
Other.......................................................    4,403      5,270
                                                              -------    -------
                                                              $13,578    $16,059
                                                              =======    =======

7.  INCOME TAXES

     Total income tax expense (benefit) is summarized as follows:

                                                            YEARS ENDED DECEMBER 31
                                                          ---------------------------
                                                           1994      1995       1996
                                                          ------    -------    ------
                                                                (IN THOUSANDS)
Income from continuing operations.......................  $3,862    $ 4,699    $5,518
Discontinued operations.................................      92      6,307        --
Shareholders' equity, for tax benefits related to stock
  options...............................................      --         --      (498)
                                                          ------    -------    ------
                                                          $3,954    $11,006    $5,020
                                                          ======    =======    ======

     Income taxes expense (benefit) attributable to income from continuing operations is summarized as follows:

                                                            YEARS ENDED DECEMBER 31
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Federal:
  Current................................................  $3,495    $4,017    $3,937
  Deferred...............................................    (619)     (492)      317
                                                           ------    ------    ------
          Total federal..................................   2,876     3,525     4,254
                                                           ------    ------    ------
State and local:
  Current................................................   1,164     1,317     1,042
  Deferred...............................................    (178)     (143)      222
                                                           ------    ------    ------
          Total state and local..........................     986     1,174     1,264
                                                           ------    ------    ------
          Total income taxes.............................  $3,862    $4,699    $5,518
                                                           ======    ======    ======

                        RES-CARE, INC. AND SUBSIDIARIES

     A reconciliation of income taxes in relation to the amounts computed by application of the U.S. Federal income tax rate of 34% to pretax income follows:

                                                            YEARS ENDED DECEMBER 31
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Federal income taxes at the statutory rate...............  $3,056    $4,083    $5,087
Increase (decrease) in income taxes:
Additional federal income tax............................     184        --        --
State taxes, net of federal benefit......................     636       732       857
Income taxed directly to Premier partners................     (14)      (48)     (256)
Other....................................................      --       (68)     (170)
                                                           ------    ------    ------
                                                           $3,862    $4,699    $5,518
                                                           ======    ======    ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996, are presented below:

                                                                DECEMBER 31
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, principally due to allowance for
     contractual adjustments................................  $  765    $  774
  Workers' compensation costs, principally due to accrual
     for financial reporting purposes.......................     636       558
  Health insurance costs, principally due to accrual for
     financial reporting purposes...........................     157        --
  Compensated absences, due to accrual for financial
     reporting purposes.....................................     249       371
  Other liabilities and reserves, deductible in different
     periods for financial reporting and tax purposes.......     503       911
     Other..................................................      96        40
                                                              ------    ------
          Total gross deferred tax assets...................   2,406     2,654
                                                              ------    ------
Deferred tax liabilities:
  Accounts receivable, principally due to experience rated
     revenue recognition for income tax reporting
     purposes...............................................      64        74
  Property and equipment, due to differences in
     depreciation...........................................     115       104
  Deferred start-up costs, due to capitalization for
     financial reporting purposes...........................     384       969
  Amortization of goodwill and licenses.....................     167       337
  Other.....................................................      --        33
                                                              ------    ------
          Total gross deferred tax liabilities..............     730     1,517
                                                              ------    ------
  Net deferred tax asset....................................  $1,676    $1,137
                                                              ======    ======
Classified as follows:
  Deferred income tax asset.................................  $2,313    $2,498
  Deferred income tax liability.............................     637     1,361
                                                              ------    ------
  Net deferred tax asset....................................  $1,676    $1,137
                                                              ======    ======

                        RES-CARE, INC. AND SUBSIDIARIES

     No valuation allowance for deferred tax assets was required as of December 31, 1994, 1995 or 1996, nor was there any change in the total valuation allowance for the years ended December 31, 1995 and 1996. The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon the historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

     See the pro forma information included as an addendum to the supplemental consolidated statements of income for a summary of the impact of income taxes as if Premier's partnership operations had been taxed as a corporation.

8.  SEGMENT INFORMATION

     The Company's continuing operations, all of which are in the United States and Puerto Rico, are broken into two business segments as described in note 1.

     Operating income is defined as net revenues less facility, program and operating expenses. Identifiable assets are those assets used in the operations of each business segment. The following table shows net revenues, operating income and other financial information by business segment.

                                          FACILITY
                                            AND                   DEPRECIATION
  AS OF AND FOR THE YEARS       NET       PROGRAM     OPERATING       AND        IDENTIFIABLE     CAPITAL
     ENDED DECEMBER 31:       REVENUES    EXPENSES     INCOME     AMORTIZATION      ASSETS      EXPENDITURES
  -----------------------     --------    --------    ---------   ------------   ------------   ------------
                                                              (IN THOUSANDS)
1994
Disabilities services.......  $114,358    $101,446     $ 6,890       $1,176        $ 27,299        $2,587
Youth services..............    28,600      25,544       1,523           --           4,004            --
Corporate and other.........        --          --          --          267          19,065         1,084
                              --------    --------     -------       ------        --------        ------
          Total.............   142,958     126,990       8,413        1,443          50,368         3,671
                              ========    ========     =======       ======        ========        ======
1995
Disabilities services.......   146,062     129,218       9,163        1,530          58,987         4,345
Youth services..............    31,366      27,529       2,134           --           5,250            --
Corporate and other.........        --          --          --          666          23,203         8,186
                              --------    --------     -------       ------        --------        ------
          Total.............   177,428     156,747      11,297        2,196          87,440        12,531
                              ========    ========     =======       ======        ========        ======
1996
Disabilities services.......   181,280     156,657      13,546        2,573          81,818         4,842
Youth services..............    42,985      38,221       2,341          104           8,843           170
Corporate and other.........        --          --          --        1,006          24,651           709
                              --------    --------     -------       ------        --------        ------
          Total.............  $224,265    $194,878     $15,887       $3,683        $115,312        $5,721
                              ========    ========     =======       ======        ========        ======

     The Company accounts for contractual adjustments by charging them against revenues, as follows:

                                                        YEARS ENDED DECEMBER 31
                                                        -----------------------
                                                        1994     1995     1996
                                                        -----    -----    -----
                                                            (IN THOUSANDS)
Disabilities services...............................     $575     $575     $800
Youth services......................................      163       --       --
                                                         ----     ----     ----
                                                         $738     $575     $800
                                                         ====     ====     ====

                        RES-CARE, INC. AND SUBSIDIARIES

9.  BENEFIT PLANS
    (In thousands, except share and per share data)

     On January 1, 1995, the Company amended and restated its Money Purchase Pension Plan in its entirety as the Res-Care, Inc. Retirement Savings Plan. In connection with this plan, the Company contributed an amount equal to 3% of eligible employee salary and an additional 3% of employee salary in excess of $40. Total expenses relating to this plan for the years ended December 31, 1994, 1995 and 1996, were $1,360, $1,357 and $1,883, respectively.

     On January 1, 1995, as part of the Retirement Savings Plan, the Company established a 401(k) plan in which eligible employees may participate. In connection with the plan, the Company matches one-half of the employee's contribution up to a maximum of 2%. The total expense relating to this plan for the years ended December 31, 1995 and 1996 was $344 and $354 respectively.

     The Company has stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with Statement of Financial Accounting Standards No. 123, the Company's net income and income per share amounts would have been reduced to the pro forma amounts indicated below.

                                                             YEARS ENDED
                                                             DECEMBER 31
                                                        ---------------------
                                                         1995           1996
                                                        -------        ------
INCOME DATA:
As Reported
  Income from continuing operations...................  $ 7,311        $9,443
  Income from operation of unconsolidated affiliate
     sold.............................................      428            --
  Gain from sale of unconsolidated affiliate..........    8,819            --
                                                        -------        ------
          Net income..................................  $16,558        $9,443
                                                        =======        ======
Pro Forma
  Income from continuing operations...................  $ 7,154        $9,032
  Income from operation of unconsolidated affiliate
     sold.............................................      428            --
  Gain from sale of unconsolidated affiliate..........    8,819            --
                                                        -------        ------
          Net income..................................  $16,401        $9,032
                                                        =======        ======
INCOME PER SHARE DATA:
As Reported
  Income from continuing operations per share.........  $  0.73        $ 0.91
  Income from discontinued operations per share.......     0.04            --
  Gain from sale of discontinued operations per
     share............................................     0.87            --
                                                        -------        ------
          Net income per share........................  $  1.64        $ 0.91
                                                        =======        ======
Pro Forma
  Income from continuing operations per share.........  $  0.72        $ 0.87
  Income from discontinued operations per share.......     0.04            --
  Gain from sale of discontinued operations per
     share............................................     0.87            --
                                                        -------        ------
          Net income per share........................  $  1.63        $ 0.87
                                                        =======        ======

                        RES-CARE, INC. AND SUBSIDIARIES

     The Company's stock-based compensation plans are fixed stock option plans. Under the 1991 Incentive Stock Option Plan, the Company may grant options to its salaried officers and employees for up to 2,534,062 shares of common stock. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is normally five years. All options, except those granted to its president and chief executive officer, vest 20 percent per year over five years. Options for 97,500 shares granted to the president and chief executive officer on October 26, 1995 vested immediately, and options for 112,797 shares granted to the president and chief executive officer on November 5, 1996 vest 100% on March 15, 1997.

     Under a stock option plan adopted October 28, 1993, 60,000 shares are available for issuance to nonemployee members of the Board of Directors at an exercise price which cannot be less than the fair market value on the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: no dividends paid, as it has been the Company's policy not to declare or pay dividends since its initial public offering in 1992 and the Company does not anticipate paying dividends in the foreseeable future; expected volatility, 49%; risk-free interest rate, 6.368%; and expected lives, five to six years.

     Stock option activity is shown below:

                                                           1995                    1996
                                                   --------------------    ---------------------
                                                              WEIGHTED-                WEIGHTED-
                                                               AVERAGE                  AVERAGE
                                                              EXERCISE                 EXERCISE
                  FIXED OPTIONS                    SHARES       PRICE       SHARES       PRICE
                  -------------                    -------    ---------    --------    ---------
Outstanding at beginning of year.................  635,175     $ 6.06       849,210     $ 7.59
Granted..........................................  295,050      11.44       397,647      11.82
Exercised........................................  (27,900)      7.50      (222,725)      6.54
Canceled.........................................  (53,115)     10.89       (40,935)     11.24
                                                   -------                 --------
Outstanding at end of year.......................  849,210       7.59       983,197       9.39
                                                   =======                 ========
Exercisable at end of year.......................  400,814     $ 4.57       490,780     $ 6.79
                                                   =======                 ========
Weighted-average fair value of options granted
  during the year................................    $3.93                    $4.08
                                                   =======                 ========

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                           OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------------------------------------------------   ------------------------------------
                       NUMBER         WEIGHTED-AVERAGE                           NUMBER
   RANGE OF        OUTSTANDING AT        REMAINING       WEIGHTED-AVERAGE    OUTSTANDING AT     WEIGHTED-AVERAGE
EXERCISE PRICES   DECEMBER 31, 1996   CONTRACTUAL LIFE    EXERCISE PRICE    DECEMBER 31, 1996    EXERCISE PRICE
---------------   -----------------   ----------------   ----------------   -----------------   ----------------
   $  1 to 8           256,050              0.4years          $ 2.84             256,050             $ 2.84
    10 to 12           608,350              4.0                10.90             233,230              11.02
    15 to 19           112,797              5.8                15.25                  --                 --
    20 to 25             6,000              4.4                24.50               1,500              24.50
                       -------                                                   -------
   $ 1 to 25           983,197              3.3               $ 9.39             490,780             $ 6.79
                       =======                                                   =======

10.  ACQUISITIONS

     During the three years ended December 31, 1996, the Company has made various acquisitions as set forth below, all of which have been accounted for as purchases (also see note 13). The supplemental consolidated financial statements include the operating results of each business accounted for as a purchase

                        RES-CARE, INC. AND SUBSIDIARIES
from the date of its acquisition. Except for the acquisitions of the 12 Beverly facilities and the 44 group homes in Texas, pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

     On August 31, 1993, the Company entered into an agreement with several companies controlled by a single shareholder to acquire up to 59 group homes in Texas under leasing arrangements with certain obligations and options to purchase over a three-year period. In 1995, the Company completed the purchase under the agreement acquiring 44 group homes. The purchase price of the 44 group homes and other assets was $5.7 million, of which $3.5 million was paid in cash and the balance by mortgages previously acquired and other accrued expenses. The Company has been operating 57 of the group homes since September 1, 1993. The allocation of the purchase price for the 44 group homes was as follows:

                                                            (IN THOUSANDS)
Buildings, land and equipment...............................    $3,314
Licenses, at cost...........................................     1,572
Excess of acquisition cost over net assets acquired.........       845
                                                                ------
                                                                $5,731
                                                                ======

     On May 1, 1995, the Company acquired the assets of 12 intermediate care facilities for persons with mental retardation from Beverly Enterprises. The purchase price was $16.7 million. The purchase price was paid with $12.6 million in cash and three promissory notes to Beverly in the amount of $3.6 million. The purchase price also included $.5 million of other costs associated with the acquisition. The allocation of the purchase price was as follows:

                                                            (IN THOUSANDS)
Buildings, land and equipment...............................    $11,027
Excess of acquisition cost over net assets acquired.........      5,417
Inventory...................................................        199
Other.......................................................         11
                                                                -------
                                                                $16,654
                                                                =======

     The following summary of results of operations on a pro forma basis gives effect to the acquisition of the 12 Beverly facilities and the acquisition of the 44 group homes in Texas as though both acquisitions had taken place as of January 1, 1994:

                                                          YEARS ENDED DECEMBER 31
                                                         --------------------------
                                                            1994           1995
                                                         -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER
                                                                SHARE DATA)
                                                         --------------------------
Net revenues...........................................     $174,416       $187,841
Income from continuing operations......................        6,201          7,754
Net income.............................................        7,255         17,001
Income from continuing operations per share............         0.61           0.77
Net income per share...................................     $   0.72       $   1.68


     During the year ended December 31, 1996, the Company made nine acquisitions. Seven of the acquisitions were businesses providing disabilities services. The other acquisition was a provider of youth services. The total purchase price of these acquisitions was $12.7 million in cash, allocated as follows:


                                                           (IN THOUSANDS)
Buildings, land and equipment...............................  $ 6,002
Excess of acquisition cost over net assets acquired.........    6,449
Other.......................................................      267
                                                              -------
                                                              $12,718
                                                              =======

                        RES-CARE, INC. AND SUBSIDIARIES

11.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain operating facilities, office space, vehicles and equipment under operating leases which expire at various dates from 1997 through 2002. Total rent expense was approximately $7,740, $8,625 and $9,361 for the years ended December 31, 1994, 1995 and 1996, respectively. Approximate future minimum lease payments under all non-cancellable operating leases are as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31
                                                              --------------
                                                              (IN THOUSANDS)
1997........................................................      $7,944
1998........................................................       6,366
1999........................................................       4,539
2000........................................................       1,758
2001........................................................       1,281
Thereafter..................................................      $2,237

     The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company is a party to litigation in Indiana in which the state's methodology for calculating reimbursement is being contested. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

12.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental disclosures of cash flow information:

                                                               YEARS ENDED DECEMBER 31
                                                              --------------------------
                                                               1994      1995      1996
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
Cash paid for:
Interest....................................................  $  153    $  581    $1,352
Income taxes................................................   4,692     9,909     4,362
Supplemental schedule of noncash investing and financing
  activities:
Notes payable resulting from purchase of property and
  equipment.................................................  $   78    $3,600        --

13.  PREMIER ACQUISITION

     Effective January 1, 1997, the Company acquired all of the partnership interests in Premier in exchange for 409,250 shares of the Company's common stock in a business combination accounted for as a pooling-of-interests. Premier provides disability services to clients with acquired brain injuries and will be included in the operations of the Division for Persons with Disabilities. As discussed in note 1, the supplemental consolidated financial statements give retroactive effect to the acquisition.

     Premier's revenues and net income included in the Company's supplemental consolidated statements of income for the three years ended December 31, 1996 are summared as follows:

                                                               YEARS ENDED DECEMBER 31
                                                              --------------------------
                                                               1994      1995      1996
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
Revenues....................................................  $5,104    $5,760    $5,919
Net income..................................................      41       142       752

                        RES-CARE, INC. AND SUBSIDIARIES

14.  QUARTERLY DATA (UNAUDITED)

                                               FIRST    SECOND     THIRD    FOURTH
                    1995                      QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                    ----                      -------   -------   -------   -------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues................................  $37,162   $42,485   $47,504   $50,277   $177,428
Facility and program contribution...........    4,232     4,975     5,685     5,789     20,681
Income from continuing operations...........    1,422     1,685     2,008     2,196      7,311
Net income..................................    1,669    10,770     2,008     2,111     16,558
Income from continuing operations per
  share.....................................     0.14      0.17      0.20      0.22       0.73
Discontinued operations:
Income from operation of unconsolidated
  affiliate sold, net of applicable income
  taxes, per share..........................     0.02      0.02        --        --       0.04

Gain from sale of unconsolidated affiliate,
  net of applicable income taxes, per
  share.....................................       --      0.88        --     (0.01)      0.87
Net income per share........................     0.16      1.07      0.20      0.21       1.64
Pro forma net income per share..............     0.16      1.07      0.20      0.20       1.63

                    1996
                    ----
Net revenues................................  $54,066   $54,156   $56,388   $59,655   $224,265
Facility and program contribution...........    6,390     6,788     7,715     8,494     29,387
Net income..................................    1,921     2,172     2,495     2,855      9,443
Net income per share........................     0.19      0.21      0.24      0.27       0.91
Pro forma net income per share..............     0.19      0.20      0.23      0.26       0.88

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH SOLICITATION OR OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    14
Capitalization........................    15
Price Range of Common Stock and
  Dividend Policy.....................    16
Selected Supplemental Consolidated
  Financial Data......................    17
Management's Discussion and Analysis
  of Supplemental Financial Condition
  and Results of Operations...........    19
Business..............................    26
Management............................    42
Principal and Selling Shareholders....    44
Underwriting..........................    46
Legal Matters.........................    47
Experts...............................    47
Available Information.................    47
Incorporation of Certain Documents by
  Reference...........................    48
Index to Supplemental Consolidated
  Financial Statements................   F-1

======================================================

======================================================


                                2,591,000 SHARES

                                  RES-CARE LOGO
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              J.C. Bradford & Co.
                             Montgomery Securities
                        Equitable Securities Corporation

                                             , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions. All such expenses are estimated, except for the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   19,247
NASD filing fee.............................................       6,852
Nasdaq listing fee..........................................      17,500
Accounting fees and expenses................................     125,000
Legal fees and expenses.....................................     150,000
Printing....................................................     100,000
Transfer agent fees.........................................       5,000
Blue sky fees and expenses (including legal fees)...........      10,000
Miscellaneous...............................................      16,401
                                                              ----------
          TOTAL.............................................  $  450,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 271B.8-510 of the Kentucky Business Corporation Act (the "Act") permits the indemnification by a corporation of any director who is made party to a threatened, pending or completed action, suit or proceeding because he is or was a director of such corporation. To be eligible for indemnification, such person must have conducted himself in good faith and reasonably believed that his conduct, if undertaken in his official capacity with the corporation, was in the corporation's best interests, and, if not in his official capacity, was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, the director must also not have had reasonable cause to believe his conduct was unlawful. A director may not be indemnified under the above-referenced section in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under Section 271B.8-510 of the Act in connection with a proceeding by or in the right of the corporation shall be limited to reasonable expenses incurred in connection with the proceeding. Section 271B.8-560 of the Act provides that a Kentucky corporation may indemnify its officers, employees and agents to the same extent as directors. Mandatory indemnification against reasonable expenses incurred in connection with a proceeding is provided for by the Act, unless otherwise limited by the corporation's articles of incorporation, where a director or officer has been wholly successful on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation. A court of competent jurisdiction may also order indemnification if the director is fairly and reasonably entitled thereto in view of all relevant circumstances, whether or not he met the applicable standard of conduct or was adjudged liable to the corporation, but if he was adjudged liable, his indemnification shall be limited to reasonable expenses incurred.

     The Act provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. Additionally, the Act provides that a corporation may purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation against liability asserted against or incurred by such party in their respective capacity with the corporation.

     Article X of the Company's Amended and Restated Articles of Incorporation and Article X of the Company's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law.

     The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its directors and officers by the Underwriters, and certain provisions relating to the indemnification of the Underwriters by the Company, its directors and officers, and the Selling Shareholders for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 16.  EXHIBITS


        EXHIBITS                                 DESCRIPTION
        --------                                 -----------
        *1.1             -- Form of Underwriting Agreement.
         2.1             -- Agreement by and among Res-Care, Inc., RSCR California,
                            Inc., Res-Care Illinois, Inc., Res-Care Kansas, Inc., and
                            RSCR Texas, Inc. and Beverly Health and Rehabilitation
                            Services, Inc., Beverly Enterprises -- California, Inc.,
                            Beverly Enterprises -- Illinois, Inc., Beverly
                            Enterprises -- Kansas, Inc. and Beverly
                            Enterprises -- Texas, Inc. dated April 5, 1995 (excluding
                            Exhibits and Schedules). Exhibit 2-1 to the Company's
                            Report on Form 8-K dated May 1, 1995 filed on May 12,
                            1995 is hereby incorporated by reference.
         2.2             -- Stock Purchase Agreement by and among Housecall Medical
                            Resources Inc. and Res-Care, Inc., Blair S. Gordon and J.
                            Paul Gordon dated as of May 31, 1995 (excluding Exhibits
                            and Schedules). Exhibit 2-1 to the Company's Report on
                            Form 8-K dated May 31, 1995 filed on June 15, 1995 is
                            hereby incorporated by reference.
         3.1             -- Amended and Restated Articles of Incorporation of the
                            Company as amended. Exhibit 3.1 to the Company's
                            Registration Statement on Form S-1 (Reg. No. 33-48749) is
                            hereby incorporated by reference.
         3.2             -- Bylaws of the Company. Exhibit 3.2 to the Company's
                            Registration Statement on Form S-1 (Reg. No. 33-48749) is
                            hereby incorporated by reference.
         4.1             -- Specimen Common Stock Certificate. Exhibit 4.1 to the
                            Company's Registration Statement on Form S-1 (Reg. No.
                            33-48749) is hereby incorporated by reference.
         4.2             -- Article VI of the Amended and Restated Articles of
                            Incorporation of the Company included in Exhibit 3.1.
        *5.1             -- Opinion of Reed Weitkamp Schell Cox & Vice
        10.1             -- 1991 Incentive Stock Option Plan of the Company (adopted
                            April 24, 1991, amended and restated as of February 23,
                            1995). Exhibit 4 to the Company's Registration Statement
                            on Form S-8 (Reg. No. 33-80331) is hereby incorporated by
                            reference.
        10.2             -- Amended and Restated Employment Agreement, dated April
                            27, 1992, between the Company and E. Halsey Sandford.
                            Exhibit 10.14 to the Company's Registration Statement on
                            Form S-1 (Reg. No. 33-48749) is hereby incorporated by
                            reference.
        10.3             -- 1991 Compensation/Evaluation Bonus Plan. Exhibit 10.15 to
                            the Company's Registration Statement on Form S-1 (Reg.
                            No. 33-48749) is hereby incorporated by reference.
        10.4             -- 1993 Nonemployee Directors Stock Ownership Incentive Plan
                            of the Company (adopted October 28, (1993). Exhibit 4.1
                            to the Company's Registration Statement on Form S-8 (Reg.
                            No. 33-76612) is hereby incorporated by reference.
        10.5             -- Amended and Restated Loan Agreement dated as of April 26,
                            1995 by and among Res-Care, Inc., and PNC Bank, Kentucky,
                            Inc. and National City Bank, Kentucky. Exhibit 10.7 to
                            the Company's Annual Report on Form 10-K for the year
                            ending December 31, 1995 is hereby incorporated by
                            reference.

         10.6             -- 1994 Employee Stock Purchase Plan effective July 1, 1995. Exhibit 4.1 to the Company's
                             Registration Statement on Form S-8 (Reg. No. 33-85964) is hereby incorporated by reference.
         10.7             -- Employment Agreement dated October 26, 1995 between the Company and Ronald G. Geary.
                             Exhibit 10-1 to the Company's Report on Form 10-Q for the quarter ending September 30,
                             1995 is hereby incorporated by reference.
         10.8             -- Res-Care, Inc. 401(K) Restoration Plan effective December 1, 1995. Exhibit 10.11 to the
                             Company's Annual Report on Form 10-K for the year ending December 31, 1995 is hereby incorporated by reference.
         10.9             -- Second Amendment to Loan Instruments dated as of February 16, 1996 by and among
                             Res-Care, Inc., and PNC Bank, Kentucky, Inc. National City Bank, Kentucky and Sun Trust
                             Bank, Nashville, N.A. Exhibit 10.12 to the Company's Annual Report on Form 10-K for the
                             year ending December 31, 1995 is hereby incorporated by reference.
         10.10            -- Second Amended and Restated Employment Agreement dated March 17, 1996 between the
                             Company and E. Halsey Sandford. Exhibit 10.13 to the Company's Annual Report on Form
                             10-K for the year ending December 31, 1995 is hereby incorporated by reference.
         10.11            -- Amended and Restated Employment Agreement dated as of October 26, 1995 and amended
                             November 5, 1996 between the Company and Ronald G. Geary. Exhibit 10.11 to the
                             Company's Annual Report on Form 10-K for the year ending December 31, 1996 is hereby incorporated by reference.
         10.12            -- Loan Agreement dated as of December 23, 1996 by and among Res-Care, Inc. and all of its subsidiaries and PNC Bank, Kentucky, Inc., National City Bank of Kentucky, SunTrust
                             Bank, Nashville, N.A., and Bank One, Kentucky, NA. Exhibit 10.12 to the Company's
                             Annual Report on Form 10-K for the year ending December 31, 1996 is hereby incorporated by reference.
         10.13            -- Employment Agreement dated January 1, 1997 between the Company and Jeffrey M. Cross.
                             Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ending December
                             31, 1996 is hereby incorporated by reference.
        *23.1             -- Consents of KPMG Peat Marwick LLP.
        *23.2             -- Consent of Reed Weitkamp Schell Cox & Vice (included in opinion filed as Exhibit 5).
       **24.1             -- Power of Attorney.


---------------


 * Filed herewith.


** Filed with initial filing of Registration Statement on March 19, 1997.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on April 14, 1997.


                                          RES-CARE, INC.

                                          By:       /s/ RONALD G. GEARY
                                            ------------------------------------
                                            Ronald G. Geary
                                            President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



Principal Executive Officer:



                 /s/ RONALD G. GEARY                    Chief Executive Officer and           April 14, 1997
-----------------------------------------------------     President
                   Ronald G. Geary

                  /s/ R. DAN BRICE                      Principal Financial and Accounting    April 14, 1997
-----------------------------------------------------     Officer
                    R. Dan Brice



A Majority of the Board of Directors:



     Seymour L. Bryson, James R. Fornear, Ronald G. Geary, W. Bruce Lunsford, Spiro B. Mitsos and E. Halsey Sandford.



               By: /s/ RONALD G. GEARY                  For himself and as Attorney-          April 14, 1997
  -------------------------------------------------       in-Fact
                   Ronald G. Geary

             By: /s/ E. HALSEY SANDFORD                 For himself and as Attorney-          April 14, 1997
  -------------------------------------------------       in-Fact
                 E. Halsey Sandford

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Res-Care, Inc.:

     Under date of February 28, 1997, we reported on the supplemental consolidated balance sheets of Res-Care, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related supplemental consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. In connection with our audits of the aforementioned supplemental consolidated financial statements, we also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

     In our opinion, such financial statement schedule, when considered in relation to the basic supplemental consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG PEAT MARWICK LLP

Louisville, Kentucky
February 28, 1997

                                 RES-CARE, INC.
                 SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

                COL. A               COL. B                   COL. C                              COL. D
       -------------------------   ----------   ----------------------------------   ---------------------------------
                                                            ADDITIONS
                                    BALANCE       CHARGED TO         CHARGED TO
                                       @             COST              OTHER                           DEDUCTION
YEAR          DESCRIPTION          JANUARY 1     AND EXPENSES         ACCOUNTS       DEDUCTIONS       DESCRIPTION
----   -------------------------   ----------   ---------------   ----------------   ----------   --------------------

       Allowance for Contractual                                                                  Accounts Receivables
1994          Adjustments          $1,733,218                         $738,522**      $488,891        Written-off
       Allowance for Contractual                                                                  Accounts Receivables
1995          Adjustments          $1,982,849                         $575,076**      $646,600        Written-off
       Allowance for Contractual                                                                  Accounts Receivables
1996          Adjustments          $1,911,325                         $800,000**      $765,893        Written-off

        COL. E
      -----------

       BALANCE @
YEAR  DECEMBER 31
----  -----------

1994  $1,982,849

1995  $1,911,325

1996  $1,945,432

** Charged to Revenue

                                 EXHIBIT INDEX


  EXHIBITS                           DESCRIPTION
  --------                           -----------
   *1.1      -- Form of Underwriting Agreement.
    2.1      -- Agreement by and among Res-Care, Inc., RSCR California,
                Inc., Res-Care Illinois, Inc., Res-Care Kansas, Inc., and
                RSCR Texas, Inc. and Beverly Health and Rehabilitation
                Services, Inc., Beverly Enterprises -- California, Inc.,
                Beverly Enterprises -- Illinois, Inc., Beverly
                Enterprises -- Kansas, Inc. and Beverly
                Enterprises -- Texas, Inc. dated April 5, 1995 (excluding
                Exhibits and Schedules). Exhibit 2-1 to the Company's
                Report on Form 8-K dated May 1, 1995 filed on May 12,
                1995 is hereby incorporated by reference.
    2.2      -- Stock Purchase Agreement by and among Housecall Medical
                Resources Inc. and Res-Care, Inc., Blair S. Gordon and J.
                Paul Gordon dated as of May 31, 1995 (excluding Exhibits
                and Schedules). Exhibit 2-1 to the Company's Report on
                Form 8-K dated May 31, 1995 filed on June 15, 1995 is
                hereby incorporated by reference.
    3.1      -- Amended and Restated Articles of Incorporation of the
                Company as amended. Exhibit 3.1 to the Company's
                Registration Statement on Form S-1 (Reg. No. 33-48749) is
                hereby incorporated by reference.
    3.2      -- Bylaws of the Company. Exhibit 3.2 to the Company's
                Registration Statement on Form S-1 (Reg. No. 33-48749) is
                hereby incorporated by reference.
    4.1      -- Specimen Common Stock Certificate. Exhibit 4.1 to the
                Company's Registration Statement on Form S-1 (Reg. No.
                33-48749) is hereby incorporated by reference.
    4.2      -- Article VI of the Amended and Restated Articles of
                Incorporation of the Company included in Exhibit 3.1.
   *5.1      -- Opinion of Reed Weitkamp Schell Cox & Vice
   10.1      -- 1991 Incentive Stock Option Plan of the Company (adopted
                April 24, 1991, amended and restated as of February 23,
                1995). Exhibit 4 to the Company's Registration Statement
                on Form S-8 (Reg. No. 33-80331) is hereby incorporated by
                reference.
   10.2      -- Amended and Restated Employment Agreement, dated April
                27, 1992, between the Company and E. Halsey Sandford.
                Exhibit 10.14 to the Company's Registration Statement on
                Form S-1 (Reg. No. 33-48749) is hereby incorporated by
                reference.
   10.3      -- 1991 Compensation/Evaluation Bonus Plan. Exhibit 10.15 to
                the Company's Registration Statement on Form S-1 (Reg.
                No. 33-48749) is hereby incorporated by reference.
   10.4      -- 1993 Nonemployee Directors Stock Ownership Incentive Plan
                of the Company (adopted October 28, (1993). Exhibit 4.1
                to the Company's Registration Statement on Form S-8 (Reg.
                No. 33-76612) is hereby incorporated by reference.
   10.5      -- Amended and Restated Loan Agreement dated as of April 26,
                1995 by and among Res-Care, Inc., and PNC Bank, Kentucky,
                Inc. and National City Bank, Kentucky. Exhibit 10.7 to
                the Company's Annual Report on Form 10-K for the year
                ending December 31, 1995 is hereby incorporated by
                reference.
   10.6      -- 1994 Employee Stock Purchase Plan effective July 1, 1995.
                Exhibit 4.1 to the Company's Registration Statement on
                Form S-8 (Reg. No. 33-85964) is hereby incorporated by
                reference.
   10.7      -- Employment Agreement dated October 26, 1995 between the
                Company and Ronald G. Geary. Exhibit 10-1 to the
                Company's Report on Form 10-Q for the quarter ending
                September 30, 1995 is hereby incorporated by reference.

       10.8      -- Res-Care, Inc. 401(K) Restoration Plan effective December 1, 1995. Exhibit 10.11 to the
                    Company's Annual Report on Form 10-K for the year ending December 31, 1995 is hereby incorporated by reference.
       10.9      -- Second Amendment to Loan Instruments dated as of February 16, 1996 by and among
                    Res-Care, Inc., and PNC Bank, Kentucky, Inc. National City Bank, Kentucky and Sun Trust
                    Bank, Nashville, N.A. Exhibit 10.12 to the Company's Annual Report on Form 10-K for the
                    year ending December 31, 1995 is hereby incorporated by reference.
       10.10     -- Second Amended and Restated Employment Agreement dated March 17, 1996 between the
                    Company and E. Halsey Sandford. Exhibit 10.13 to the Company's Annual Report on Form
                    10-K for the year ending December 31, 1995 is hereby incorporated by reference.
       10.11     -- Amended and Restated Employment Agreement dated as of October 26, 1995 and amended
                    November 5, 1996 between the Company and Ronald G. Geary. Exhibit 10.11 to the
                    Company's Annual Report on Form 10-K for the year ending December 31, 1996 is hereby incorporated by reference.
       10.12     -- Loan Agreement dated as of December 23, 1996 by and among Res-Care, Inc. and all of its subsidiaries and PNC Bank, Kentucky, Inc., National City Bank of Kentucky, SunTrust
                    Bank, Nashville, N.A., and Bank One, Kentucky, NA. Exhibit 10.12 to the Company's
                    Annual Report on Form 10-K for the year ending December 31, 1996 is hereby incorporated by reference.
       10.13     -- Employment Agreement dated January 1, 1997 between the Company and Jeffrey M. Cross.
                    Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ending December
                    31, 1996 is hereby incorporated by reference.
      *23.1      -- Consents of KPMG Peat Marwick LLP.
      *23.2      -- Consent of Reed Weitkamp Schell Cox & Vice (included in opinion filed as Exhibit 5).
     **24.1      -- Power of Attorney.


---------------


 * Filed herewith.


** Filed with initial filing of Registration Statement on March 19, 1997.